12.


Follow-Up
Materials


06014292

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sahaviriya Steel Industries Public Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 12 2006
THOMSON
FINANCIAL

FILE NO. 82- 2008 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DAT : 6/12/06





บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand
Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140
PLANT OFFICE 9 M. 7 T.Maerumphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand
Tel : (6632) 691403 (Auto 9 Lines)
Fax : (6632) 691416, 691421
http:// www.ssi-steel.com

ISO 9001
ISO 14001
TIS 18001

Our Ref: 132-001/2549

30 January, 2006

Re : Submission of unaudited financial statements of Sahaviriya Steel Industries PCL and Subsidiaries for the year ended December 31, 2005 and explanation of difference in result of operation for the year ended December 31, 2005 and 2004

Attn : The President

The Stock Exchange of Thailand



12-31-05
AR/S

We, Sahaviriya Steel Industries Public Company Limited, hereby submit our explanation of the causes of difference between the result of business operation for the year ended December 31, 2005 and 2004 as follows:

1) The company realized 35,336.6 million Baht revenue from sale of hot rolled coils lower than 36,268.1 million Baht revenue in 2004. The company also recorded 674.9 million Baht sales of steel scrap compared with 360.1 million Baht in 2004. The company and subsidiaries registered a gross profit from sales and service of 422.3 million Baht (which included 998.4 million Baht and 1,664.2 million Baht of the company's provision for diminution in value of raw materials and finished goods respectively) compared with 6,416.4 million Baht gross profit from sales and service in 2004.

   The company and subsidiaries recorded 139.3 million Baht in other revenue (which included 52.2 million Baht gain from foreign exchange), while in 2004 the company recorded 218.3 million Baht in other revenue (which included 130.1 million Baht gain from foreign exchange).

2) Selling and administrative expenses (excluding interest expenses) of the company and subsidiaries amounted to 988.5 million Baht, compared with 794.4 million Baht in 2004.

3) A subsidiary recorded a reversal of provision for doubtful accounts in the amount of 30.9 million Baht, compared with a reversal of provision for doubtful of the same the amount of 39.3 million Baht in 2004.

4) The company and subsidiaries registered 396.1 million Baht loss before interest expenses and corporate income tax, compared with profit before interest expenses and corporate income tax of 5,879.6 million Baht in 2004.

5) Interest expenses on short-term and long-term loan totaled 984.9 million Baht (consisting of 975.1 million Baht and 9.8 million Baht interest of the company and subsidiaries, respectively), compared with 400.5 million Baht Interest expenses in 2004 (consisting of 384.9 million Baht and 15.6 million Baht interest of the company and subsidiaries, respectively).

6) Subsidiaries recorded accrued corporate income tax in the amount of 59.7 million Baht, compared with 36.2 million Baht in 2004.

7) The company and subsidiaries recorded loss before minority interest of 1,440.7 million Baht, compared with 5,442.9 million Baht gain before minority interest in 2004.

8) After minority interest, the company and subsidiries realized a net loss of 1,536.3 million Baht, compared with a net profit of 5,333.2 million Baht in 2004.

From the above factors, the company's business operation in the year ended December 31, 2005 resulted in a net loss compared with a net gain in 2004 higher than 20 percent.

For your consideration.

Yours faithfully,

-Signature-	-Signature-
Mr. Win Viriyaprapaikit	Mr. Kamol Juntima
Authorized Director	Authorized Director



ISO 9001
ISO 14001
TIS 18001

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 238 3063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2366590, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maeramphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http:// www.ssi-steel.com

(English Translation)

Ref. S.E.C. 015/2006 February 17, 2006

Subject : To report resolutions of the Board of Directors'Meeting No. 1/2006

Attn. : The President
The Stock Exchange of Thailand

The Board of Directors' Meeting of Sahaviriya Steel Industries Public Company Limited No.1/2006 held on February 17, 2006 has passed resolutions as follows:-

1. To propose that no dividend payment for operating results of the year 2005 due to the company reported a net loss of 1,536.3 million Baht (which included 998.4 million Baht and 1,664.2 million Baht of the company's provision for diminution in value of raw materials and finished goods respectively).
2. The Ordinary General Shareholders' Meeting No. 17 will be held on April 10, 2006 at 2:00 p.m. at the Crystal Room, Holiday Inn Silom Bangkok Hotel, No. 981 Silom Sub-District, Bangrak District, Bangkok Metropolis.
3. The Company's Share Registrar Book will be closed for the right to attend the Ordinary General Shareholders' Meeting No. 17 on March 21, 2006 at 12.00 noon until such meeting is ended.
4. The agenda for the Ordinary General Shareholders' Meeting will be as follows:
   - Agenda 1 To consider and certify the Minutes of the Extraordinary Shareholders' Meeting No.1/2005.
   - Agenda 2 To consider and certify the Company's Annual Report and the Board of Directors' report for 2005.
   - Agenda 3 To consider and approve of Balance Sheets and Profit and Loss Statements of the fiscal year ended December 31, 2005.
   - Agenda 4 To consider the allocation of 2005 profit.
   - Agenda 5 To consider the appointment of directors replacing those retire by expiration of term.
   - Agenda 6 To acknowledge the Directors' remuneration.
   - Agenda 7 To consider the appointment of the auditors and the auditor's fee.
   - Agenda 8 To consider any other business (if any).

For your acknowledgment.

Yours faithfully,
Sahaviriya Steel Industries Public Company Limited

- signature-
Mr. Win Viriyaprapaikit
President



บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

ISO 9001
ISO 14001
TIS 18001

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140
PLANT OFFICE 9 M. 7 T.Maeramphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand
http:// www.ssi-steel.com

Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
Fax : (662) 2368890, 2368892, 6300287-8
Tel : (6632) 691403 (Auto 9 Lines)
Fax : (6632) 691416, 691421

Our Ref: 132-002/2549

23 February, 2006

Re : Submission of audited financial statements of Sahaviriya Steel Industries PCL and Subsidiaries for the year ended December 31, 2005 and explanation of difference in result of operation for the year ended December 31, 2005 and 2004

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit our explanation of the causes of difference between the result of business operation for the year ended December 31, 2005 and 2004 as follows:

1) The company realized 35,336.6 million Baht revenue from sale of hot rolled coils lower than 36,268.1 million Baht revenue in 2004. The company also recorded 674.9 million Baht sales of steel scrap compared with 360.1 million Baht in 2004. The company and subsidiaries registered a gross profit from sales and service of 3,084.9 million Baht compared with 6,416.4 million Baht gross profit from sales and service in 2004.

   The company and subsidiaries recorded 139.3 million Baht in other revenue (which included 52.2 million Baht gain from foreign exchange), while in 2004 the company recorded 218.3 million Baht in other revenue (which included 130.1 million Baht gain from foreign exchange).

2) Selling and administrative expenses (excluding interest expenses) of the company and subsidiaries amounted to 988.5 million Baht, compared with 794.4 million Baht in 2004.

3) A subsidiary recorded a reversal of provision for doubtful accounts in the amount of 30.9 million Baht, compared with a reversal of provision for doubtful of the same the amount of 39.3 million Baht in 2004.

4) The company recorded loss on diminution in value of inventories in the amount of 2,662.7 million Baht (which included 998.4 million Baht and 1,664.3 million Baht of the company's provision for diminution in value of raw materials and finished goods respectively).

5) The company and subsidiaries registered 396.1 million Baht loss before interest expenses and corporate income tax, compared with profit before interest expenses and corporate income tax of 5,879.6 million Baht in 2004.

6) Interest expenses on short-term and long-term loan totaled 984.9 million Baht (consisting of 975.1 million Baht and 9.8 million Baht interest of the company and subsidiaries, respectively), compared with 400.5 million Baht interest expenses in 2004 (consisting of 384.9 million Baht and 15.6 million Baht interest of the company and subsidiaries, respectively).

7) Subsidiaries recorded accrued corporate income tax in the amount of 59.7 million Baht, compared with 36.2 million Baht in 2004.

8) The company and subsidiaries recorded loss before minority interest of 1,440.7 million Baht, compared with 5,442.9 million Baht gain before minority interest in 2004.

9) After minority interest, the company and subsidiries realized a net loss of 1,536.3 million Baht, compared with a net profit of 5,333.2 million Baht in 2004.

From the above factors, the company's business operation in the year ended December 31, 2005 resulted in a net loss compared with a net gain in 2004 higher than 20 percent.

For your consideration.

Yours faithfully,

-Signature-	-Signature-
Mr. Win Viriyaprapaikit	Mr. Karnol Juntima
Authorized Director	Authorized Director

REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

We have audited the consolidated balance sheets of Sahaviriya Steel Industries Public Company Limited and its subsidiaries and the balance sheets of Sahaviriya Steel Industries Public Company Limited as at December 31, 2005 and 2004, and the related consolidated and Company's statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated and Company's financial statements present fairly, in all material respects, the financial position of Sahaviriya Steel Industries Public Company Limited and its subsidiaries and of Sahaviriya Steel Industries Public Company Limited as at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles.

Thanawan Anuratbodee
Certified Public Accountant (Thailand)
Registration No. 3440
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
February 17, 2006

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT DECEMBER 31, 2005 AND 2004

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	221,527	602,098	115,055	465,017
Current investments (Note 6)	1,000	-	-	-
Trade accounts and notes receivable				
Related parties (Note 22.3)	2,289,557	1,445,468	2,283,715	1,410,256
Others	1,239,629	1,635,659	1,237,080	1,626,806
	3,529,186	3,081,127	3,520,795	3,037,062
Less Allowance for doubtful accounts (Note 23)	(283,809)	(393,888)	(283,809)	(393,888)
Trade accounts and notes receivable - net	3,245,377	2,687,239	3,236,986	2,643,174
Short-term loans and advances to related parties (Note 22.2)	3,971	5,106	3,975	5,138
Inventories (Note 7)	24,610,013	11,826,746	24,707,437	11,846,063
Other current assets				
Advance payments	96,212	420,117	93,968	421,305
Refundable value-added-tax	1,453,505	224,900	1,451,967	223,793
Other receivables	2,004	1,219	1,764	1,362
Prepaid expenses	15,990	13,327	13,856	12,178
Others	140,213	108,590	137,387	104,055
Total Current Assets	29,789,812	15,889,342	29,762,395	15,722,085
NON-CURRENT ASSETS				
Investments using the equity method (Note 22.1)	-	-	911,327	876,140
Other long-term investments (Note 22.1)	561,621	561,621	561,621	561,621
Deposit at bank used as collateral	11,200	16,200	-	-
Property, plant and equipment - net (Note 8)	20,827,985	20,010,840	18,338,724	17,853,302
Intangible assets (Note 9)	71,871	3,920	71,132	3,096
Other non-current assets (Note 10)	53,199	43,807	42,609	5,942
Total Non-Current Assets	21,525,876	20,636,388	19,925,413	19,300,101
TOTAL ASSETS	51,315,688	36,525,730	49,687,808	35,022,186

Notes to the financial statements form an integral part of these statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31, 2005 AND 2004

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank overdrafts and short-term loans from financial institutions (Note 11)				
Short-term loans	5,843,941	-	5,843,941	-
Trade finance loans	13,895,292	766,758	13,895,292	766,758
Trade accounts and notes payable	2,502,681	2,886,498	2,591,207	2,891,902
Current portion of long-term loans (Note 12)	812,000	805,253	608,000	588,000
Current portion of debentures (Note 13)	720,000	720,000	720,000	720,000
Current portion of liabilities under finance leases (Note 14)	84,095	-	84,095	-
Current portion of liabilities under hire-purchase agreements	980	1,879	44	263
Other current liabilities				
Accrued expenses	302,140	196,704	289,399	237,284
Others	230,390	1,076,136	119,104	931,858
Total Current Liabilities	24,391,519	6,453,228	24,151,082	6,136,065
NON-CURRENT LIABILITIES				
Long-term loans (Note 12)	7,009,365	7,453,830	6,404,000	7,012,000
Debentures (Note 13)	1,810,000	2,530,000	1,810,000	2,530,000
Other non-current liabilities				
Liabilities under finance leases (Note 14)	494,258	-	494,258	-
Liabilities under hire-purchase agreements	712	1,692	-	44
Total Non-Current Liabilities	9,314,335	9,985,522	8,708,258	9,542,044
TOTAL LIABILITIES	33,705,854	16,438,750	32,859,340	15,678,109

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31, 2005 AND 2004

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
LIABILITIES AND SHAREHOLDERS' EQUITY				
(CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Authorized share capital				
13,101,500,000 ordinary shares of				
Baht 1.00 each	13,101,500	13,101,500	13,101,500	13,101,500
Issued and paid-up share capital				
13,101,280,000 ordinary shares of				
Baht 1.00 each, fully paid	13,101,280	13,101,280	13,101,280	13,101,280
ADDITIONAL (DISCOUNT) ON CAPITAL				
Discount on ordinary share capital	(2,171,280)	(2,171,280)	(2,171,280)	(2,171,280)
Unrealized increment per assets appraisal				
(Note 8.2)	5,212,119	5,536,601	5,212,119	5,536,601
RETAINED EARNINGS				
Appropriated				
Legal reserve (Note 15)	263,888	209,380	256,966	209,380
Unappropriated	422,461	2,668,096	429,383	2,668,096
Total Company Shareholders' Equity	16,828,468	19,344,077	16,828,468	19,344,077
MINORITY INTEREST	781,366	742,903	-	-
Total Shareholders' Equity	17,609,834	20,086,980	16,828,468	19,344,077
TOTAL LIABILITIES AND				
SHAREHOLDERS' EQUITY	51,315,688	36,525,730	49,687,808	35,022,186

Notes to the financial statements form an integral part of these statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2005	**2004**	**2005**	**2004**
REVENUES				
Revenues from the sales of goods	36,012,225	36,631,376	36,011,483	36,628,239
Revenues from the rendering of services	275,955	243,614	-	-
Other income				
Gain on exchange	52,155	130,063	52,155	133,206
Others	87,162	88,263	88,596	89,005
Share of profit from investment using the equity method	-	-	94,695	117,617
Total Revenues	36,427,497	37,093,316	36,246,929	36,968,067
EXPENSES				
Cost of the sales of goods (Note 17)	32,927,853	30,187,777	33,278,037	30,541,707
Cost of the rendering of services	275,386	270,820	-	-
Selling and administrative expenses	930,342	537,977	815,760	460,320
Doubtful accounts (recovered/reversal) (Notes 10 and 23)	(30,881)	(39,270)	-	(6,207)
Loss on diminution in value of inventories	2,662,665	-	2,662,665	-
Loss on disposal and obsolescence of spare parts and consumable goods	13,819	-	13,819	-
Other expenses				
Loss on disposal of equipment	30,329	246,910	26,695	246,513
Others	571	2,808	567	1,533
Directors' remuneration	13,462	6,675	10,588	6,075
Total Expenses	36,823,546	31,213,697	36,808,131	31,249,941

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2005	2004	2005	2004
INCOME (LOSS) BEFORE INTEREST AND INCOME TAX EXPENSES		(396,049)	5,879,619	(561,202)	5,718,126
INTEREST EXPENSE		984,914	400,528	975,101	384,932
INCOME TAX EXPENSE		59,703	36,165	-	-
INCOME (LOSS) AFTER TAX		(1,440,666)	5,442,926	(1,536,303)	5,333,194
NET INCOME OF MINORITY INTEREST		(95,637)	(109,732)	-	-
NET INCOME (LOSS)		(1,536,303)	5,333,194	(1,536,303)	5,333,194
BASIC EARNINGS (LOSS) PER SHARE	**BAHT**	(0.12)	0.41	(0.12)	0.41
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES	**'000 SHARES**	13,101,280	13,101,280	13,101,280	13,101,280

Notes to the financial statements form an integral part of these statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

BAHT : '000

	Issued and Paid-up Ordinary Share Capital	Discount on Ordinary Share Capital	Unrealized Increment per Assets Appraisal	Retained Earnings (Deficit)		Minority Interest	Total
				Appropriated Legal Reserve	Unappropriated		
Beginning balance, January 1, 2004	13,101,280	(2,171,280)	5,984,283	-	(1,145,590)	641,454	16,410,147
Amortization	-	-	(447,682)	-	-	(8,283)	(455,965)
Legal reserve (Note 15)	-	-	-	209,380	(209,380)	-	-
Interim dividend paid (Note 16)	-	-	-	-	(1,310,128)	-	(1,310,128)
Net income	-	-	-	-	5,333,194	109,732	5,442,926
Ending balance, December 31, 2004	13,101,280	(2,171,280)	5,536,601	209,380	2,668,096	742,903	20,086,980
Beginning balance, January 1, 2005	13,101,280	(2,171,280)	5,536,601	209,380	2,668,096	742,903	20,086,980
Amortization	-	-	(324,482)	-	-	(8,174)	(332,656)
Legal reserve (Note 15)	-	-	-	54,508	(54,508)	-	-
Dividend paid (Note 16)					(654,824)	(49,000)	(703,824)
Net income (loss)	-	-	-	-	(1,536,303)	95,637	(1,440,666)
Ending balance, December 31, 2005	13,101,280	(2,171,280)	5,212,119	263,888	422,461	781,366	17,609,834

Notes to the financial statements form an integral part of these statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY ONLY

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

BAHT : '000

	Issued and Paid-up Ordinary Share Capital	Discount on Ordinary Share Capital	Unrealized Increment per Assets Appraisal	Retained Earnings (Deficit)		Total
				Appropriated Legal Reserve	Unappropriated	
Beginning balance, January 1, 2004	13,101,280	(2,171,280)	5,984,283	-	(1,145,590)	15,768,693
Amortization	-	-	(447,682)	-	-	(447,682)
Legal reserve (Note 15)	-	-	-	209,380	(209,380)	-
Interim dividend paid (Note 16)	-	-	-	-	(1,310,128)	(1,310,128)
Net income	-	-	-	-	5,333,194	5,333,194
Ending balance, December 31, 2004	13,101,280	(2,171,280)	5,536,601	209,380	2,668,096	19,344,077
Beginning balance, January 1, 2005	13,101,280	(2,171,280)	5,536,601	209,380	2,668,096	19,344,077
Amortization	-	-	(324,482)	-	-	(324,482)
Legal reserve (Note 15)	-	-	-	47,586	(47,586)	-
Dividend paid (Note 16)	-	-	-	-	(654,824)	(654,824)
Net loss	-	-	-	-	(1,536,303)	(1,536,303)
Ending balance, December 31, 2005	13,101,280	(2,171,280)	5,212,119	256,966	429,383	16,828,468

Notes to the financial statements form an integral part of these statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	(1,536,303)	5,333,194	(1,536,303)	5,333,194
Items to reconcile net income (loss) to net cash flows from operations :				
Doubtful accounts (Reversal)	(33,062)	(39,270)	-	(6,207)
Depreciation	621,602	602,445	545,653	526,490
Amortization	2,147	79	2,062	46
Withholding income tax written off	567	2,808	567	1,533
Non-refundable input value-added-tax	25,606	-	-	-
Loss on obsolete raw materials	6,065	-	6,065	-
Loss on diminution in value of raw materials	998,423	-	998,423	-
Loss on diminution in value of finished goods	1,664,242	-	1,664,242	-
Loss on diminution in value of spare parts and consumable goods (Reversal)	(10,697)	(9,289)	(10,697)	(9,289)
Difference of interest per effective interest rate and interest rate per debt restructuring agreement (deduction)	(1,316)	(1,944)	-	-
Realized gain on exchange	(132)	(1,159)	(132)	(1,159)
Unrealized (gain) loss on exchange	8,130	(39,388)	8,130	(39,388)
Gain on sales of property, plant and equipment	(2,552)	(1,181)	(3,349)	(1,173)
Loss on disposal of equipment	30,329	246,910	26,695	246,513
Loss on disposal of construction in progress	924	-	924	-
Loss on disposal of spare parts and consumable goods	13,819	-	13,819	-
Gain on redemption of debentures before maturity	-	(5,853)	-	(5,853)
Share of profit from investment using the equity method	-	-	(94,695)	(117,617)
Minority interest	95,637	109,732	-	-
Net income from operations before changes in operating assets and liabilities	1,883,429	6,197,084	1,621,404	5,927,090

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating assets (increase) decrease				
Trade accounts and notes receivable - related parties	(844,089)	336,673	(873,459)	355,562
Trade accounts and notes receivable - others	275,030	(686,537)	268,726	(680,735)
Inventories	(15,455,119)	(3,384,018)	(15,533,226)	(3,386,357)
Short-term loans and advances to related parties	(3,865)	(55)	(3,837)	(76)
Advance payments	323,905	262,876	327,337	261,684
Refundable value-added-tax	(1,228,605)	(192,444)	(1,228,174)	(195,528)
Other receivables	32,277	32,314	(402)	(655)
Prepaid expenses	(2,663)	1,069	(1,678)	1,132
Other current assets - others	(32,190)	(54,596)	(33,899)	(54,563)
Other non-current assets	(10,102)	31,479	(36,667)	7,062
Operating liabilities increase (decrease)				
Trade accounts and notes payable	(351,527)	1,672,383	(268,405)	1,695,456
Accrued expenses	105,436	(12,446)	52,115	18,060
Other current liabilities - others	(876,705)	941,274	(842,253)	859,695
Net cash provided by (used in) operating activities	(16,184,788)	5,145,056	(16,552,418)	4,807,827
CASH FLOWS FROM INVESTING ACTIVITIES				
Current investments decrease	-	17,495	-	-
Deposit at bank used as collateral decrease	5,000	-	-	-
Cash paid for purchases of current investments	(1,000)	-	-	-
Cash paid for purchases of property, plant and equipment	(1,868,102)	(4,308,139)	(1,443,423)	(4,004,129)
Cash paid for intangible assets	(1,670)	(3,999)	(1,669)	(3,142)
Proceeds from sales of property, plant and equipment	2,784	2,610	3,675	1,542
Proceeds from short-term loans to related parties	7,000	3,000	7,000	3,000
Short-term loans to related parties	(2,000)	(5,000)	(2,000)	(5,000)
Proceeds from dividend	-	-	51,000	-
Net cash used in investing activities	(1,857,988)	(4,294,033)	(1,385,417)	(4,007,729)

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
CASH FLOWS FROM FINANCING ACTIVITIES				
Short-term loans increase (decrease)	5,843,941	(290,000)	5,843,941	(290,000)
Trade finance loans increase	13,128,666	767,917	13,128,666	767,917
Cash repayment of long-term loans	(746,402)	(240,652)	(588,000)	-
Proceeds from long-term loans	310,000	1,467,000	-	1,200,000
Cash paid for early redemption of debentures	-	(744,147)	-	(744,147)
Cash paid for redemption of debentures	(720,000)	-	(720,000)	-
Liabilities under finance leases increase	578,353	-	578,353	-
Cash repayment of long-term liabilities under hire-purchase agreements	(1,879)	(4,314)	(263)	(5,772)
Cash repayment of long-term liabilities for purchase of land	(26,650)	(3,000)	-	-
Cash paid for dividend	(703,824)	(1,310,128)	(654,824)	(1,310,128)
Net cash provided by (used in) financing activities	17,662,205	(357,324)	17,587,873	(382,130)
Net increase (decrease) in cash and cash equivalents	(380,571)	493,699	(349,962)	417,968
Cash and cash equivalents as at January 1	602,098	108,399	465,017	47,049
Cash and cash equivalents as at December 31	221,527	602,098	115,055	465,017
Supplemental cash flow information:				
Cash paid for interest	1,007,187	462,875	976,668	437,790
Cash paid for corporate income tax	37,557	28,043	455	567

Notes to the financial statements form an integral part of these statements

1. BUSINESS OPERATIONS OF THE COMPANY AND SUBSIDIARIES

Sahaviriya Steel Industries Public Company Limited is a listed company in The Stock Exchange of Thailand with its head office located at 28/1 Prapawit Building, 2nd-3rd Floor, Surasak Road, Silom, Bangrak, Bangkok and its plant located at 9 Moo 7, Ban Klang Na-Yai Ploy Road, Mae Rumphueng, Bang Saphan, Prachuap Khirikhan. The Company is the manufacturer of hot rolled coils. As at December 31, 2005 and 2004, the Company has 944 and 864 employees, respectively. The staff costs for 2005 and 2004 are Baht 358 million and Baht 338 million, respectively.

Prachuap Port Company Limited, a subsidiary, is a registered company in Thailand with its head office located at 28/1 Prapawit Building, 6th Floor, Surasak Road, Silom, Bangrak, Bangkok and its plant located at 62 Moo 3, Ban Klang Na-Yai Ploy Road, Mae Rumphueng, Bang Saphan, Prachuap Khirikhan. The subsidiary provides deep-sea port services. As at December 31, 2005 and 2004, the subsidiary has 91 and 87 employees, respectively. The staff costs for 2005 and 2004 are Baht 34 million and Baht 36 million, respectively.

West Coast Engineering Company Limited, a subsidiary, is a registered company in Thailand with its head office located at 28/1 Prapawit Building, 3rd Floor, Surasak Road, Silom, Bangrak, Bangkok and its plant located at 9 Moo 7, Ban Klang Na-Yai Ploy Road, Mae Rumphueng, Bang Saphan, Prachuap Khirikhan. The subsidiary provides engineering design and supervision services including repair and maintenance services. As at December 31, 2005 and 2004, the subsidiary has 334 and 289 employees, respectively. The staff costs for 2005 and 2004 are Baht 103 million and Baht 94 million, respectively.

Since 2002, the Government continuously issued various measures regarding the antidumping and countervailing of imported goods with the measures which are still in effect as follows:

1. On May 22, 2003, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce, by Sections 7, 49, 51, 53, 57 and 73 (1) of the Antidumping and Countervailing Act B.E. 2542, issued the announcement that the Committee had an ultimate judgement on May 16, 2003 that there were a dumping and a damage from the dumping of coil and non-coil hot rolled steel originated from 14 countries according to Section 19 (1) of the Antidumping and Countervailing Act B.E. 2542, thus the antidumping duties are imposed which minimum and maximum rates are in the range between 3.45% to 128.11% of CIF value for the period of 5 years from May 22, 2003, except the imported hot rolled steel for re-export.

2. On July 11, 2003, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce issued the announcement approving the exemption of antidumping duties for coil and non-coil hot rolled steel imported for cold-rolling and further processing for downstream users and assigned the Department of Foreign Trade to monitor the import under the pre-determined volume for the period of 5 years from July 21, 2003 to May 26, 2008.

3. On March 11, 2004, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce issued the announcement approving the antidumping duties for coil and non-coil hot rolled steel originated from 14 countries at zero% of CIF for the period of 6 months from March 19, 2004 to September 18, 2004. At present, the antidumping duties are imposed at the rates as stated in item 1 above.

.../2

2. BASIS FOR PREPARATION OF THE CONSOLIDATED AND COMPANY'S FINANCIAL STATEMENTS

2.1 The consolidated and Company's financial statements have been prepared in accordance with the regulations of the Stock Exchange of Thailand dated January 22, 2001, regarding the basis, conditions and procedures for the preparation of financial statements and reports for financial position and results of operations of listed companies B.E.2544, and in accordance with accounting standards which is related to the financial statements and practices generally accepted in Thailand.

The brief particulars in the financial statements are shown in accordance with the Notification of the Department of Commercial Registration (presently the Department of Business Development) dated September 14, 2001 regarding "The Brief Particulars in the Financial Statements B.E.2544".

2.2 The consolidated financial statements include the accounts of the Company, Prachuap Port Company Limited and West Coast Engineering Company Limited of which the Company has a holding of 51% and 99.99%, respectively, after eliminating inter-company transactions and balances.

2.3 The consolidated and Company's financial statements are presented in accordance with the Explanation of Department of Business Development dated November 5, 2003 regarding "The Brief Particulars in the Financial Statements (No.2) B.E.2546" by presenting the premium on ordinary shares in the net amount after offsetting with the discount on ordinary shares.

3. RECLASSIFICATIONS

The financial statements for the year ended December 31, 2004 have been reclassified to conform to the classifications used in the financial statements for the year ended December 31, 2005. Such reclassifications are as follows:

- Deposit at bank used as collateral of Baht 16.2 million and refundable withholding income tax of Baht 6.7 million, totaling Baht 22.9 million which were previously presented as part of other current assets in the financial statements for 2004, were reclassified to be presented as part of non-current assets.

4. SIGNIFICANT ACCOUNTING POLICIES

4.1 Revenues from sales are recognized when title of goods is passed to the buyer in accordance with delivery term in the sale contracts.

The subsidiaries recognize income from services using the percentage of completion method.

4.2 Cash and cash equivalent include cash in hand and all types of deposits at banks and at financial institutions with original maturities of 3 months or less, excluding cash at banks used as collateral.

4.3 Current investments include time deposits at banks and financial institutions.

4.4 Allowance for doubtful accounts is based on management's evaluation of accounts which are considered uncollectible. Allowance for doubtful accounts is provided at 100% for overdue balances exceeding 6 months.

.../3

4.5 Inventories are stated at cost or net realizable value whichever is the lower. Raw materials, rolls which are part of consumable goods and finished goods are stated at cost by the specific identification method. Other types of inventories are stated at cost by the weighted average method.

4.6 Property is stated at revalued amount. Plant and equipment are stated at revalued amount less accumulated depreciation.

The Company and Prachuap Port Company Limited engaged an independent professional appraiser to appraise certain land, buildings, machinery, berth and berth facilities. The increment resulting from the appraisal was recorded in the account as unrealized increment per assets appraisal and is presented as a component of shareholders' equity.

Depreciation is calculated by the straight-line method, based on the estimated useful lives of the assets, except for machinery and equipment in production line of the Company, which is calculated by production based method, and machinery and computer equipment of West Coast Engineering Company Limited, which is calculated by the double declining method, as follows:

Land improvement	5 Years
Leasehold right for land	10 Years
Leasehold improvement	5 Years
Buildings	20 Years
Machinery and equipment in production line	Production units
Hot Rolled Coil Strip Mill	Estimated at a total for year 2004 of 48 MT for year 2005 of 55.8 MT
Hot Finishing Line Mill	Estimated at a total of 14 MT
The Second Skin Pass Mill	Estimated at a total of 14 MT
The Third Skin Pass Mill	Estimated at a total of 14.6 MT
Pickling and Oiling Line	Estimated at a total of 13 MT
Other machinery and equipment	5-10 Years
Office furniture and fixtures	5 Years
Vehicles	5 Years
Roads	5 Years
Berth and berth facilities	5-30 Years
Tug boats	12 Years
Customs cargo warehouse	5 Years

Depreciation for buildings, machinery and berth and berth facilities under appraisals is based on the estimated remaining useful lives and presented as a deduction from the unrealized increment per assets appraisal.

Interest on loan directly attributable to the construction of the project is capitalized as part of cost of the project until the construction is completed for use as intended.

4.7 Intangible assets are amortized by the straight-line method over 10 years.

4.8 Lease in which substantially all the risks and rewards of ownership other than legal title are transferred to the Company is accounted for as finance lease. At inception, the fair value of the leased assets is recorded together with the obligation. The leased assets are depreciated using the production based method. Interest or financial charge and depreciation are recognized as expenses in the statement of income.

.../4

4.9 Assets and liabilities denominated in foreign currencies are translated into Baht at rates of exchange prevailing at the transaction dates. All balances of assets, liabilities in foreign currencies and forward exchange contracts at the end of the year are converted into Baht at the reference exchange rates established by the Bank of Thailand at that date. All foreign exchange gains or losses are recognized in the statement of income.

The Company has adopted a policy to cover foreign currency exposure for certain assets and liabilities by entering into forward exchange contracts with banks. Exchange differences between forward exchange contract rates and spot rates are deferred and amortized over the period of contracts, and included in the measurements of the purchases or sales.

4.10 Income tax expense is based on tax paid and accrued for the current period.

4.11 Basic earnings (loss) per share are calculated by dividing net income (loss) for the year by the weighted average number of ordinary shares outstanding during the year. In the case of a capital increase, the number of ordinary shares is weighted according to time of subscription received for the increase in issued and paid-up capital. In the case of debt securities conversion to ordinary shares, the number of shares is weighted according to time the Company ceases accruing its interest expense.

4.12 Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. The actual results may differ from those estimates.

5. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

For the years ended December 31, non-cash transactions for investing activities and financing activities which are not shown in the statements of cash flows are as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	2005	**2004**	**2005**	**2004**
	Baht'000	**Baht'000**	**Baht'000**	**Baht'000**
- Operating activities				
Bad debt written off	110,079	-	110,079	-
- Investing activities				
Vehicles purchased under hire-purchase agreements	-	1,012	-	-
Amortization of unrealized increment per asset appraisal - net	332,656	297,687	315,975	280,783
Transfer of computer system under installation to intangible assets	68,428	-	68,428	-
- Financing activities				
Transfer of long-term loans to current portion	812,000	805,253	608,000	588,000
Transfer of debentures to current portion	720,000	720,000	720,000	720,000

6. CURRENT INVESTMENTS

Current investments as at December 31, consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
	Baht'000	Baht'000	Baht'000	Baht'000
Fixed deposit for 1 year	1,000	-	-	-
	1,000	-	-	-

7. INVENTORIES

Inventories as at December 31, consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
	Baht'000	Baht'000	Baht'000	Baht'000
Finished goods	12,344,446	4,033,778	12,406,904	4,050,161
Raw materials	12,424,132	3,940,163	12,471,633	3,952,960
Spare parts and consumable goods	1,209,060	1,018,596	1,196,525	1,008,733
Goods in transit	1,543,862	3,093,728	1,543,862	3,093,728
	27,521,500	12,086,265	27,618,924	12,105,582
Less Provision for diminution in value of finished goods	(1,664,242)	-	(1,664,242)	-
Provision for diminution in value of raw materials	(998,423)	-	(998,423)	-
Provision for loss on diminution in value of spare parts and consumable goods	(248,822)	(259,519)	(248,822)	(259,519)
	24,610,013	11,826,746	24,707,437	11,846,063

As at December 31, 2005 and 2004, all finished goods and raw materials are pledged as collateral for short-term and long-term loans from financial institutions (see Notes 11 and 12).

8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of following:

	CONSOLIDATED				
	Balance as at January 1, 2005	Additions	Deductions	Transfers between accounts	Balance as at December 31, 2005
	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Property, plant and equipment					
Land and land improvement	1,319,111	90,754	(100)	1,490	1,411,255
Land - appraisal increase	8,267	-	-	-	8,267
Total	1,327,378	90,754	(100)	1,490	1,419,522
Leasehold right for land	12,325	-	-	-	12,325
Leasehold improvement	2,982	104	-	-	3,086
Buildings	1,461,812	114	-	183,540	1,645,466
Buildings - appraisal increase	415,452	-	-	-	415,452
Total	1,877,264	114	-	183,540	2,060,918

.../6

	CONSOLIDATED (CONTINUED)				
	Balance as at January 1, 2005 Baht'000	Additions Baht'000	Deductions Baht'000	Transfers between accounts Baht'000	Balance as at December 31, 2005 Baht'000
Machinery and equipment	11,293,785	29,786	(41,845)	3,752,356	15,034,082
Machinery and equipment - appraisal increase	6,553,079	-	(26,016)	-	6,527,063
Total	17,846,864	29,786	(67,861)	3,752,356	21,561,145
Machinery and equipment - others	274,067	10,431	(6,269)	3,788	282,017
Office furniture and fixtures	187,538	18,255	(40,852)	18,161	183,102
Vehicles	68,954	6,904	(7,863)	-	67,995
Roads	52,837	-	-	-	52,837
Roads - appraisal increase	10,731	-	-	-	10,731
Total	63,568	-	-	-	63,568
Berth and berth facilities	979,902	-	-	-	979,902
Berth and berth facilities - appraisal increase	437,054	-	-	-	437,054
Total	1,416,956	-	-	-	1,416,956
Tug boats	172,632	-	-	88,169	260,801
Total property, plant and equipment - at revalued amount	23,250,528	156,348	(122,945)	4,047,504	27,331,435
Accumulated depreciation					
Land improvement	66,608	5,402	(100)	-	71,910
Land improvement - appraisal increase	948	72	-	-	1,020
Total	67,556	5,474	(100)	-	72,930
Leasehold right for land	12,324	-	-	-	12,324
Leasehold improvement	2,982	9	-	-	2,991
Buildings	601,320	80,612	-	-	681,932
Buildings - appraisal increase	214,375	21,448	-	-	235,823
Total	815,695	102,060	-	-	917,755
Machinery and equipment	3,069,661	430,460	(14,771)	-	3,485,350
Machinery and equipment - appraisal increase	1,931,810	276,125	(8,856)	-	2,199,079
Total	5,001,471	706,585	(23,627)	-	5,684,429
Machinery and equipment - others	170,775	24,297	(4,390)	14	190,696
Office furniture and fixtures	141,588	17,958	(39,437)	18	120,127
Vehicles	40,333	10,237	(7,672)	-	42,898
Roads	25,980	6,808	-	-	32,788
Roads - appraisal increase	1,875	2,146	-	-	4,021
Total	27,855	8,954	-	-	36,809

.../7

CONSOLIDATED (CONTINUED)

	Balance as at January 1, 2005 Baht'000	Additions Baht'000	Deductions Baht'000	Transfers Between Accounts Baht'000	Balance as at December 31, 2005 Baht'000
Berth and berth facilities	378,835	33,509	-	-	412,344
Berth and berth facilities - appraisal increase	164,668	15,705	-	-	180,373
Total	543,503	49,214	-	-	592,717
Tug boats	64,449	12,310	-	-	76,759
Total accumulated depreciation	6,888,531	937,098	(75,226)	32	7,750,435
Property, plant and equipment - net	16,361,997				19,581,000
Construction in progress	2,703,155	2,627,310	(24,896)	(4,116,824)	1,188,745
Fixed assets in transit	945,688	(887,448)	-	-	58,240
Total property, plant and equipment - net	20,010,840				20,827,985
Depreciation for the year excluded depreciation from unrealized increment per assets appraisal					
2005					621,602
2004					602,445

THE COMPANY ONLY

	Balance as at January 1, 2005 Baht'000	Additions Baht'000	Deductions Baht'000	Transfers between accounts Baht'000	Balance as at December 31, 2005 Baht'000
Property, plant and equipment					
Land and land improvement	799,659	62,061	(100)	1,490	863,110
Land - appraisal increase	3,902	-	-	-	3,902
Total	803,561	62,061	(100)	1,490	867,012
Leasehold right for land	12,325	-	-	-	12,325
Leasehold improvement	2,982	104	-	-	3,086
Buildings	1,397,288	50	-	184,513	1,581,851
Buildings - appraisal increase	410,954	-	-	-	410,954
Total	1,808,242	50	-	184,513	1,992,805
Machinery and equipment	11,212,072	26,613	(39,657)	3,768,542	14,967,570
Machinery and equipment - appraisal increase	6,553,079	-	(26,016)	-	6,527,063
Total	17,765,151	26,613	(65,673)	3,768,542	21,494,633

.../8

	THE COMPANY ONLY (CONTINUED)				
	Balance as at January 1, 2005 Baht'000	**Additions Baht'000**	**Deductions Baht'000**	**Transfers between accounts Baht'000**	**Balance as at December 31, 2005 Baht'000**
Machinery and equipment - others	244,878	3,357	(979)	3,605	250,861
Office furniture and fixtures	164,002	14,898	(36,740)	16,695	158,855
Vehicles	43,928	6,571	(7,966)	-	42,533
Roads	32,557	-	-	-	32,557
Roads - appraisal increase	10,700	-	-	-	10,700
Total	43,257	-	-	-	43,257
Total property, plant and equipment - at revalued amount	20,888,326	113,654	(111,458)	3,974,845	24,865,367
Accumulated depreciation					
Land improvement	59,858	4,234	(100)	-	63,992
Leasehold right for land	12,325	-	-	-	12,325
Leasehold improvement	2,982	9	-	-	2,991
Buildings	583,004	75,647	-	-	658,651
Buildings - appraisal increase	211,460	20,548	-	-	232,008
Total	794,464	96,195	-	-	890,659
Machinery and equipment	3,002,154	421,819	(13,168)	-	3,410,805
Machinery and equipment - appraisal increase	1,931,810	276,126	(8,856)	-	2,199,080
Total	4,933,964	697,945	(22,024)	-	5,609,885
Machinery and equipment - others	154,947	19,268	(972)	14	173,257
Office furniture and fixtures	124,101	14,847	(36,509)	18	102,457
Vehicles	24,425	6,368	(7,672)	-	23,121
Roads	17,247	3,460	-	-	20,707
Roads - appraisal increase	1,860	2,141	-	-	4,001
Total	19,107	5,601	-	-	24,708
Total accumulated depreciation	6,126,173	844,467	(67,277)	32	6,903,395
Property, plant and equipment - net	14,762,153				17,961,972
Construction in progress	2,145,461	2,217,216	-	(4,044,165)	318,512
Fixed assets in transit	945,688	(887,448)	-	-	58,240
Total property, plant and equipment - net	17,853,302				18,338,724
Depreciation for the year excluded depreciation from unrealized increment per assets appraisal					
2005					545,653
2004					526,490

.../9

8.1 As at December 31, 2005 and 2004, certain land, buildings and machinery of the Company representing approximately 94.90% and 82.56%, respectively of the total net book value of such assets are mortgaged as collateral for bank overdrafts, short-term loans from financial institutions, long-term loans and debentures (see Notes 11, 12 and 13).

As at December 31, 2005 and 2004, certain land and expanding berth construction of Prachuap Port Company Limited, the subsidiary, with value representing approximately 90% and 88%, respectively, of the total net book value of such assets are mortgaged as collateral for long-term loans (see Note 12).

As at December 31, 2005, land and structure of West Coast Engineering Company Limited, the subsidiary, are mortgaged as collateral for bank overdrafts, other credit facilities and long-tem loan (see Notes 11 and 12).

8.2 In 2002, the Company engaged an independent professional appraiser, American Appraisal (Thailand) Limited, to reappraise the plant facilities for the second time after the first appraisal in 1997. In 2003, Prachuap Port Company Limited engaged such company to reappraise its berth and facilities for the second time after the first appraisal in 1998. The appraisal reports submitted by the appraiser were as of December 11, 2002 and August 28, 2003, respectively.

The results of the second appraisals of the Company and subsidiary were as follows:

		Baht : '000
	The Company only	**Subsidiary**
Appraisal increment (decrement) - net		
Land	3,902	3,689
Buildings	241,085	1,919
Machinery	5,365,065	-
Facilities	10,700	126,348

The increment from the appraisal was recorded in the account as unrealized increment per assets appraisal and was included as part of shareholders' equity. The decrease was recorded in the statement of income for the year the revaluation was performed.

The method of appraisal for the value of buildings, machinery, berth and facilities was the depreciated replacement cost to reflect the unexpired service potential of the assets with regard to age and condition.

In addition, the Company and such subsidiary has evaluated the recoverable amounts by using the discounted cash flow method, and have determined that the recoverable amounts to be higher than the appraisal values from such depreciated replacement cost basis.

The Company and such subsidiary have a policy to review and adjust the depreciated appraisal value of assets on a periodic basis.

As at December 31, 2005 and 2004, the Company, a subsidiary and a related company have recorded unrealized appraisal increment for assets and recognized unrealized increment per assets appraisal in shareholders' equity as follows:

	CONSOLIDATED AND THE COMPANY ONLY				
			2005		
	Land	Building	Machinery	Berth and Berth Facilities	Total
	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Unrealized increment per assets appraisal of :					
The Company	3,902	178,946	4,327,983	6,699	4,517,530
The subsidiary	1,706	348	-	130,914	132,968
The related company	-	-	561,621	-	561,621
	5,608	179,294	4,889,604	137,613	5,212,119

	CONSOLIDATED AND THE COMPANY ONLY				
			2004		
	Land	Building	Machinery	Berth and Berth Facilities	Total
	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Unrealized increment per assets appraisal of :					
The Company	3,902	199,493	4,621,270	8,839	4,833,504
The subsidiary	1,706	855	-	138,915	141,476
The related company	-	-	561,621	-	561,621
	5,608	200,348	5,182,891	147,754	5,536,601

8.3 The Company and the subsidiaries have the assets which are fully depreciated but are still in use as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
	Baht'000	Baht'000	Baht'000	Baht'000
Cost of assets (excluded appraisal increase) before fully depreciated	407,964	418,104	286,781	329,887

8.4 Previously, the Company might be affected by the Supreme Court's verdict to demolish its building and structures, having the book value of Baht 20.8 million, located on the leased land under dispute. Subsequently, on September 29, 2005, the Supreme Court gave a decision to dismiss the case.

8.5 As at December 31, 2005 and 2004, the Company and subsidiary capitalized interest expenses incurred from loans for the construction projects as part of cost of assets in the total amount of Baht 98.0 million and Baht 52.7 million, respectively.

8.6 Change in accounting estimate

For the year ended December 31, 2004, a subsidiary has changed the estimated useful life of the existing tug boat from 5 years to 12 years to be in line with the true estimated economic useful life which was reviewed when another tug boat was purchased during the year.

As a result of such change, net income for the year ended December 31, 2004 increased by Baht 8.3 million.

8.7 Fixed assets under finance lease and hire-purchase agreements

As at December 31, 2005, property, plant and equipment included machinery and equipment in production line under finance leases with the cost value of Baht 559.82 million

As at December 31, 2005 and 2004, vehicles of a subsidiary include cars acquired from hire-purchases which are still under installment in the amount of Baht 1.8 million and Baht 3.6 million, respectively.

9. INTANGIBLE ASSETS - NET

Intangible assets - net as at December 31, consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	2005	**2004**	**2005**	**2004**
	Baht'000	**Baht'000**	**Baht'000**	**Baht'000**
Computer software	3,999	-	3,142	-
Add Additions during the year	70,098	3,999	70,098	3,142
Less Accumulated amortization	(2,226)	(79)	(2,108)	(46)
	71,871	3,920	71,132	3,096
Amortization for the year	2,147	79	2,062	46

10. OTHER NON-CURRENT ASSETS

Other non-current assets as at December 31, consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	2005	**2004**	**2005**	**2004**
	Baht'000	**Baht'000**	**Baht'000**	**Baht'000**
Deposits	44,775	37,113	42,609	5,942
Receivable from cancellation of shipbuilding contract	44,524	77,587	-	-
Other	8,424	6,694	-	-
	97,723	121,394	42,609	5,942
Less Allowance for doubtful account - Receivable from cancellation of shipbuilding contract	(44,524)	(77,587)	-	-
	53,199	43,807	42,609	5,942

Receivable from cancellation of shipbuilding contract represented the transaction of Prachuap Port Company Limited which cancelled the shipbuilding contract relating to the tugboats. The supplier agreed to return all the money paid of USD 3.81 million or Baht 167.96 million within fifteen installments from July 8, 2002 to March 8, 2007. From 2002 to December 31, 2005, the subsidiary received total repayment of USD 2.80 million or Baht 124.11 million. However, the subsidiary has provided for the allowance for doubtful debt in full for the remaining amount as at December 31, 2005 and 2004, due to the uncertainty of the recoverability.

11. BANK OVERDRAFTS AND SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

As at December 31, 2004, the Company had short-term trade financing facilities from financial institutions according to the loan agreement dated September 15, 2003 with a total maximum credit limit of Baht 17,000 million. The trade financing facilities included bank overdraft, letters of credit, trust receipts, promissory notes, bills discounted, packing credits and banks' letters of guarantee.

Subsequently, on August 31, 2005, such loan agreement had been revised of credit limit from maximum credit facilities of Baht 17,000 million to unlimited credit facilities and on October 5, 2005, the existing lenders and the new lenders had increased short-term trade financing facilities from Baht 17,000 million to Baht 27,550 million.

Such short-term loans are secured by the mortgage of land, buildings and machinery (see Note 8.1) and the assignment of insurance proceeds to the lenders including the pledge of raw materials and finished products owned by the Company (see Note 7).

As at December 31, 2005 and 2004, the Company has unused short-term credit facilities of Baht 5,926 million and Baht 6,218 million, respectively, from the revolving trade financing facilities.

As at December 31, 2005, West Coast Engineering Co., Ltd, a subsidiary, has credit lines from banks for overdrafts and other credit facilities totaling Baht 5 million. Such credit lines are secured by the mortgage of land and structure and are guaranteed by the Company (see Notes 8.1 and 25.6).

.../13

12. LONG-TERM LOANS

Long-term loans as at December 31, consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
	Baht'000	Baht'000	Baht'000	Baht'000
Loan repayable semi-annually from March 2005 onwards	5,432,000	5,600,000	5,432,000	5,600,000
Loan repayable semi-annually from June 2005 onwards	600,000	1,000,000	600,000	1,000,000
Loan repayable semi-annually from September 2005 onwards	980,000	1,000,000	980,000	1,000,000
Loan repayable monthly from April 2002 - May 2003 and semi-annually from June 2003 onwards	149,716	308,118	-	-
Loan repayable monthly from January 2006 onwards	612,000	347,000	-	-
Loan repayable 2 times from December 2007 onwards	45,000	-	-	-
	7,818,716	8,255,118	7,012,000	7,600,000
Less Current portion	(812,000)	(805,253)	(608,000)	(588,000)
	7,006,716	7,449,865	6,404,000	7,012,000
Add Difference of interest per effective interest rate and interest rate per debt restructuring agreement	2,649	3,965	-	-
	7,009,365	7,453,830	6,404,000	7,012,000

The Company and subsidiaries have long-term loan agreements as follows:

1. On September 15, 2003, the Company and the lending banks entered into the credit facilities agreement for long-term loans amounting to Baht 8,000 million which consist of convertible debentures of Baht 2,400 million, that were all converted into ordinary shares in December 2003, and long-term loan of Baht 5,600 million with 10 year maturity, interest rates at an average MLR less 1.5% per annum from the agreement date to the third year, at an average MLR less 1% per annum from the third year to the fifth year and at an average MLR less 0.5% per annum from the fifth year onwards being that such interest rates must not be less than interest rate of secured debentures (see Note 13) plus 0.75% per annum. The interest is payable quarterly and principal repayment will be increased proportionately and payable semi-annually starting from March 31, 2005.

   During the quarter ended September 30, 2004, the lending banks have reduced interest rates of long-term loans amounting to Baht 5,600 million from average MLR less 1.5% per annum to fixed rate at 3.5% per annum for the period of 6 months from August 1, 2004 to January 31, 2005. Subsequently, such lending banks have extended reduction period of interest rates of long-term loans to fixed rate at 4.31% per annum for the period of 55 days from February 1, 2005 to March 31, 2005.

2. On December 29, 2003, the Company and the existing lenders entered into the credit facility agreement for additional long-term loans with credit limit of Baht 2,000 million with 3.5-year maturity and fixed interest rate at 3.75% per annum. The interest is payable semi-annually and principal repayment is payable in an equal amount semi-annually starting from June 2005.

3. On September 11, 2003, the Company entered into a long-term loan agreement with a financial institution amounting to Baht 1,000 million with 10-year maturity, fixed interest rate at 4% per annum from the agreement date to September 30, 2008 and at an average MLR less 0.5% per annum from October 1, 2008 onwards. The interest is payable quarterly and principal repayment will be increased proportionately and payable semi-annually starting from September 30, 2005.

   All of the above loans are secured by the mortgage of land, buildings, machinery and the assignment of insurance proceeds to the lenders including the pledge of raw materials and finished products owned by the Company (see Notes 7 and 8.1).

   In addition, all three loan agreements contain certain covenants regarding the operations, financial ratios and financial position, maintenance of shareholders' equity in Prachuap Port Company Limited at not less than 51% of issued and paid up share capital of such subsidiary and prohibition of dividend payments higher than 60% of net income in each fiscal year and including the covenant on forbidding the Company to pledge its investment in share or create any obligation thereon. The Company thus has to comply with certain conditions contained in such loan agreements.

4. Prachuap Port Company Limited, a subsidiary, entered into the debt restructuring agreement with its lending bank on March 30, 1999 and an amendment agreement on June 30, 1999. Modification of the terms of debt included:

   4.1 Extension of all long-term and short-term principal loan amounts and reduction of interest thereof to a long-term loan in the amount of Baht 832.5 million with 9-year maturity, 3-year grace period of principal repayment with principal repayment monthly in the fourth year from April 2002 and principal repayment every 6 months starting from the fifth year on June 30, 2003 with interest payable monthly at interest rate below MLR of such bank during the first 7 years and thereafter at MLR of such bank.

   4.2 Modification of terms of payment of Baht 199 million accrued interest into Baht 86 million long-term loan with maturity of 3 years and 1 month, 2-year grace period for principal repayment, no interest charge during the whole life of loan and monthly principal repayment starting from the third year on April 30, 2001. The remaining Baht 113 million was considered as debt forgiveness, provided that such subsidiary complies with the terms of debt restructuring agreement and makes payments in full for the two portions of long-term loan. Such loan was guaranteed by certain directors and the mortgage of land as collateral (see Note 8.1).

   Subsequently, such subsidiary received the letter from the bank to forgive the debt of Baht 113 million, which was effective on October 1, 2003, therefore the subsidiary recognized such amount as gain from debt forgiven in the statement of income for the year ended December 31, 2003.

.../15

5. On September 5, 2003, such subsidiary entered into the new long-term loan agreement with a commercial bank totaling Baht 650 million with 6 year maturity, and bearing interest rate at 3 month fixed deposit rate of the bank plus 3%, 3.5%, 4% per annum for the first two years, the third year, and the fourth year onward, respectively. Interest is payable monthly and the grace period for principal is one and a half years, which was ended in February 2005. The first installment payment was due on the last working day of March 2005 and the following installment payment is payable at the end of each month. Such long-term loan is secured by the mortgage of land and building and expanding berth construction (see Note 8.1).

   On June 7, 2005, such subsidiary entered into an amendment of the above long-term loan agreement to change the grace period for the principal from one and a half years and the first installment payment which would be made on the last working day of March 2005 to be one year and ten months and the first installment was on the last working day of July 2005.

   Subsequently, on August 26, 2005, such subsidiary entered into another amendment of the above long-term loan agreement to change the grace period for principal from one and a half years and the first installment payment which would be made on the last working day of March 2005 to be two years and four months and the first installment will be made on the last working day of January 2006.

   As at December 31, 2005 and 2004, such subsidiary has already made a withdrawal of Baht 612 million and Baht 347 million, respectively.

   The above loan agreement contains certain covenants regarding the operations, financial ratios and financial position. The subsidiary thus has to comply with certain conditions contained in above loan agreement.

6. On March 21, 2005, West Coast Engineering Co., Ltd., a subsidiary, entered into the long-term loan agreement with a commercial bank totaling Baht 45 million with 3-year maturity, and bearing interest rates at an MLR average less 1% per annum for the first year, and at an MLR average less 0.5% per annum for the second year onward. The principal repayment will be made in two installments annually with the first installment of Baht 20 million and the second installment of Baht 25 million. The first installment will be due on the last working day of the second year after the date the first drawdown is made. The interest is payable monthly. Such long-term loan is secured by the mortgage of certain land and structure and is guaranteed by the Company. As at December 31, 2005, such subsidiary has already made a withdrawal of Baht 45 million (see Notes 8.1 and 25.6).

13. DEBENTURES

Debentures as at December 31, consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	2005	**2004**	**2005**	**2004**
	Baht'000	**Baht'000**	**Baht'000**	**Baht'000**
Debentures	2,530,000	3,250,000	2,530,000	3,250,000
Less Current portion	(720,000)	(720,000)	(720,000)	(720,000)
	1,810,000	2,530,000	1,810,000	2,530,000

.../16

On September 17, 2003, the Company had proceeds from sales of debentures to institutional investors totaling Baht 4,000 million with detail as follows:

1. Secured amortizing debentures No. 1 series 1 of 1,800,000 units with total value of Baht 1,800 million with 3.5 years maturity, which principal was to be equally redeemed semi-annually starting from March 17, 2005 and will be due in 2007. The interest rate is fixed at 3.5% per annum and payable semi-annually.

   Secured amortizing debentures No. 1 series 2 of 1,450,000 units with total value of Baht 1,450 million with 4.5 years maturity, which principal will be equally redeemed semi-annually starting from September 17, 2007 and will be due in 2008. The interest rate is floated at the average of 6-month fixed deposit rates of 4 commercial banks plus 2.75% per annum and payable semi-annually.

2. Secured debentures No. 2 of 750,000 units with total value of Baht 750 million with 5 years maturity after issuing date of debentures, which will be due in 2008. The interest rate is floated at the average of 6-month fixed deposit rates of 4 commercial banks plus 3% per annum and payable semi-annually.

   Subsequently on April 23, 2004, the Company redeemed certain portion of such secured debentures of 600,000 units with total face value of Baht 600 million in the amount of Baht 595 million and on August 23, 2004, the Company redeemed the remaining portion of such secured debentures of 150,000 units with total face value of Baht 150 million in the amount of Baht 149 million. Therefore, secured debentures No. 2 had no outstanding balance since December 31, 2004.

The debentures are secured by the mortgage of land, buildings, and machinery (see Note 8.1). The proceeds from these debentures were used to repay a portion of long-term loans under restructuring debts agreement and/or invested in expansion project.

14. LIABILITIES UNDER FINANCE LEASE AGREEMENTS

Total minimum lease payments and their present value of liabilities under finance lease agreements as at December 31, consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	2005	**2004**	**2005**	**2004**
	Baht'000	**Baht'000**	**Baht'000**	**Baht'000**
Not later than one year;	118,813	-	118,813	-
One to four years	548,480	-	548,480	-
Total minimum lease payments	667,293	-	667,293	-
Interest expense	(88,940)	-	(88,940)	-
Present value of minimum lease payments	578,353	-	578,353	-
Less Current portion	(84,095)	-	(84,095)	-
Liabilities under finance lease agreements	494,258	-	494,258	-

15. LEGAL RESERVE

Under the Public Companies Act B.E. 2535, the Company is required to set aside as a legal reserve at least 5 percent of its net income after accumulated deficit brought forward (if any) until the reserve is not less than 10 percent of the authorized capital.

.../17

16. DIVIDEND PAYMENT

On November 24, 2004, the Board of Directors' Meeting No.5/2547 approved an interim dividend payment from net income for the first half of 2004, to be paid to shareholders at Baht 0.10 per share. The Company paid such interim dividend on December 23, 2004.

Subsequently, on April 5, 2005, the Ordinary Shareholders' Meeting No.16 approved dividend payment for the period from July to December 2004, to be paid to the shareholders at Baht 0.05 per share. The Company paid such dividend on May 4, 2005.

On October 18, 2005, the Board of Directors' Meeting No. 10/2548 of Prachuap Port Co., Ltd., a subsidiary, approved an interim dividend payment for the first half of 2005 at Baht 2.50 per share. The subsidiary paid such dividend on December 6, 2005.

17. COST OF THE SALES OF GOODS

For the year ended December 31, 2005, cost of the sales of goods included expenses of Baht 92.69 million, which incurred during plant shutdown for expansion of production capacity.

18. PROVIDENT FUND

The Company established Provident Fund and registered according to the Provident Fund Act, B.E. 2530 (1987) and Provident Fund Act (No.2), B.E. 2542 (1999).

For the years ended December 31, 2005 and 2004, the Company and subsidiarys' contributions included in selling and administration expenses are Baht 16.3 million and Baht 14.3 million, respectively.

19. FOREIGN EXCHANGE RISK MANAGEMENT

As at December 31, 2005 and 2004, assets and liabilities in foreign currencies consist of the following:

		CONSOLIDATED AND THE COMPANY ONLY	
		2005	**2004**
Assets	- US Dollar	13,168,486	29,267,425
Liabilities	- US Dollar	50,418,952	68,588,553
	- Italian Lira	51,770,995	51,770,995
	- Yen	8,035,600	5,209,600
	- Euro	1,850,321	13,315,032
	- Pound Sterling	-	4,038
	- Singapore Dollar	200,944	-

.../18

As at December 31, 2005, the Company entered into hedging contracts to cover existing and committed assets of USD 34.6 million which are due for receipt in 2006 and entered into hedging contracts for existing and committed liabilities of EUR 0.3 million which are due in 2006.

As at December 31, 2004, the Company did not enter into any hedging contracts to cover assets which were due for receipt in 2005 but entered into hedging contracts for existing and committed liabilities of USD 27.9 million and EUR 17.9 million which were due in 2005.

20. THE INVESTMENT PROMOTION RIGHTS AND PRIVILEGES

The Company was incorporated on March 13, 1990, and commenced its operations on April 23, 1994.

The Company was granted certain rights and privileges as a promoted industry under the Investment Promotion Act B.E. 2520 (1977) according to the promotional certificate No. 1140/2533 dated August 8, 1990 and its amendments, including exemption from customs duties for machinery, reduction in customs duties on raw materials, and exemption from company income tax for a period of 8 years from the date the Company receiving the revenues from the promoted business. Such corporate income tax exemption privileges expired on April 22, 2002, but the Company still has a corporate tax exemption for profit derived from the promoted business at the rate of 50% of normal rate for 5 years after April 22, 2002.

On October 15, 2002, the Company was granted certain additional rights and privileges according to the promotional certificate No.6507/2545 (14-1140/2533) including exemption from customs duties for raw materials and consumable parts for production for export at the period as defied in the promotional certificate. Such rights and privileges expired on November 22, 2004.

Subsequently, on June 8, 2004, the Company was granted certain rights and privileges according to the promotional certificate No. 1438(2)/2547, including exemption from company income tax for sales of hot rolled steel and oiling hot rolled steel totally not exceeding 1.6 million ton per year for a period of 8 years from the date the Company receiving the revenues from the promoted business. Such rights and privileges will expire on May 12, 2012. In addition, the Company has a right to carry forward net annual loss incurred during the period that the Company received company income tax exemption to be utilized against net profit incurred after May 12, 2012 for 5 years.

Prachuap Port Company Limited, a subsidiary, was incorporated on October 4, 1990, and commenced its operations on February 18, 1994. The subsidiary was granted certain rights and privileges as a promoted industry under the Investment Promotion Act B.E. 2020 (1977) as follows:

- Investment promotion certificate No. 8002/2537 dated January 17, 1994 which the Board of Investment approved the promotion for the port service business. Significant rights and privileges received included the exemption from customs duties for machinery, as stated in the promotional certificate, as approved by the Board of Investment and the exemption from company income tax for the period of 8 years from the date of the subsidiary receiving the revenues from the promoted business. Such rights and privileges expired on February 21, 2002, but the subsidiary still has a corporate tax exemption for profit derived from the promoted business at the rate of 50% of normal rate for 5 years after February 21, 2002.

.../19

- Investment promotion certificate No. 1484(2)/2545 dated July 31, 2002, which the Board of Investment approved the promotion for the high-powered tug boat service for public transportations and large products. Significant rights and privileges included a reduction in customs duties for machinery as stated in the promotional certificate and the exemption from company income tax on profit derived from the promoted business which is not exceeding 100% of its investment for the period of 5 years from the date of the subsidiary receiving revenues from the promoted business and not exceeding Baht 119,000,000. Such rights and privileges will expire on September 30, 2007.

- Investment promotion certificate No. 1464(2)/2547 dated June 10, 2004 which the Board of Investment approved the promotion for the port service business. Significant rights and privileges received include the exemption from customs duties for machinery as stated in the promotional certificate and the exemption from company income tax derived from the promoted business which is not exceeding 100% of its investment for the period of 8 years from the date of the subsidiary receiving the revenues from the promoted business and not exceeding Baht 1,146,312,000 which may be adjusted according to the capital excluded land and actual working capital on the commencement date of the promoted project. As at December 31, 2005 and 2004, revenues have not been incurred.

- Investment promotion certificate No. 1901(2)/2547 dated October 29, 2004 which the Board of Investment approved the promotion for the high-powered tug boat service. Significant rights and privileges received include a reduction in customs duties for machinery as stated in the promotional certificate and exemption from company income tax on profit derived from the promoted business, not exceeding 100% of its investment for the period of 5 years from the date the subsidiary receiving revenues from the promoted business, which is not exceeding Baht 102,500,000 but is adjustable according to the investment, which excludes land and actual working capital, on the first operating date of the promoted project. As at December 31, 2005 and 2004, operating revenue from this business has not been recognized.

Shareholders of the Company and the subsidiary will receive exemption from income tax on dividends received during the period in which the Company and the subsidiary are granted exemption from company income tax.

The Company and the subsidiary thus have to comply with certain conditions contained in the promotion all certificates.

21. REVENUES OF A PROMOTED INDUSTRY

Based on the Announcement of the Board of Investment No. Por 14/2541 dated December 30, 1998 regarding reporting on revenues of a promoted industry, the Company is required to report separately revenues from domestic sales and export sales and promoted and non-promoted businesses.

For the year ended December 31, 2005, the required information is as follows:

	CONSOLIDATED			
	Promoted Business Baht'000	**Non-promoted Business Baht'000**	**Inter-company transaction Baht'000**	**Total Baht'000**
Revenues				
Export sales	5,826,012	-	-	5,826,012
Domestic sales	30,184,938	42,647	(41,372)	30,186,213
Income from services	449,062	324,516	(497,623)	275,955
	36,460,012	367,163	(538,995)	36,288,180

.../20

	THE COMPANY ONLY		
	Promoted Business Baht'000	Non-promoted Business Baht'000	Total Baht'000
Revenues			
Export sales	5,826,012	-	5,826,012
Domestic sales	30,184,938	533	30,185,471
	36,010,950	533	36,011,483

For the year ended December 31, 2004, the required information is as follows:

	CONSOLIDATED			
	Promoted Business Baht'000	Non-promoted Business Baht'000	Inter-company transaction Baht'000	Total Baht'000
Revenues				
Export sales	3,347,675	-	-	3,347,675
Domestic sales	33,280,564	36,343	(33,205)	33,283,702
Income from services	371,027	305,175	(432,589)	243,613
	36,999,266	341,518	(465,794)	36,874,990

	THE COMPANY ONLY		
	Promoted Business Baht'000	Non-promoted Business Baht'000	Total Baht'000
Revenues			
Export sales	3,347,675	-	3,347,675
Domestic sales	33,280,564	-	33,280,564
	36,628,239	-	36,628,239

.../21

22. TRANSACTIONS WITH RELATED PARTIES

The Company and subsidiaries have transactions with related parties. These parties are investee companies having mutual directors or companies which directors are major shareholders and/or have common directors. The financial statements reflect the effects of these transactions which are in the ordinary course of business with detail as follows:

	Types of business	Relationship
Subsidiary companies		
West Coast Engineering Co., Ltd.	Maintenance service	Subsidiary company
Prachuap Port Co., Ltd.	Deep-sea port service	Subsidiary company
Related parties		
Thai Coated Steel Sheet Co., Ltd.	Producer of electro-galvanized coils	Shareholder and the common directorship is shared by SSI's director (s)
Thai Cold Rolled Steel Sheet Pcl.	Producer of cold rolled coils	Shareholder and the common directorship is shared by SSI's director (s)
Sahaviriya Panich Co., Ltd.	Trader of metal products	The common directorship is shared by SSI's director (s)
Sahaviriya Steel Service Co., Ltd.	Cutting and forming processor	The aggregated shareholding by SSI's director (s)
Sahaviriya Steel Center Co., Ltd.	Cutting and forming processor	The indirect aggregated shareholding by SSI's director (s)
Bangsaphan Transport Co., Ltd.	Transport services	The common directorship is shared by SSI's director (s) and the indirect aggregated shareholding by SSI's director (s)
Bangsaphan Barmill PLC.	Producer of round steel bars and deformed steel bars	The common directorship is shared by SSI's director (s) and the indirect aggregated shareholding by SSI's director (s)
B.S. Metal Co., Ltd.	Trader of metal products	The common directorship is shared by SSI's director (s) and the direct and indirect aggregated shareholding by SSI's director (s)
Sahaviriya Plate Mill Co., Ltd.	Producer of hot rolled coil plate	The common directorship is shared by SSI's director (s)
Prapawit Co., Ltd.	Lessor of office building space	The common directorship is shared by SSI's director (s)
Western Housing Co., Ltd.	Room rental services	The common directorship is shared by SSI's director (s)
Inter Maritime Co., Ltd.	Marine transport services	The common directorship is shared by director (s) of SSI's subsidiary and the aggregated shareholding by family members of director (s) of SSI's subsidiary

.../22

	Types of business	Relationship
Related parties		
Four Star Marine Co., Ltd.	Marine transport services	The common directorship is shared by director (s) of SSI's subsidiary and the aggregated shareholding by family members of director (s) of SSI's subsidiary
Sahaviriya Steel Group Co., Ltd.	Internet and hotline services	The common directorship is shared by SSI's director (s)
Central Maritime Co., Ltd.	Marine transport services	The common directorship is shared by director (s) of SSI's subsidiary
C.A.R. Services Co., Ltd.	Transport services	The aggregated shareholding by family members of director (s)
Sahaviriya Panich International Co., Ltd.	Trader of metal products	The common directorship is shared by SSI's director (s)
Bangpakong Metal Co., Ltd.	Trader of metal products	The common directorship is shared by SSI's director (s) and the aggregated shareholding by SSI's director (s) and family members of director (s)
Line Transport Co.,Ltd.	Transport services	The common directorship is shared by SSI's director (s) and the indirect aggregated shareholding by SSI's director (s)
B.P. Wire Rod Co., Ltd.	Producer of wire rod	The common directorship is shared by SSI's director (s)

22.1 Investments in subsidiary, associated and related parties as at December 31,

					2005			
	Types of business	Relationship	Issued and paid up capital	% of Shareholding	Cost	Equity	Consolidated	Dividend Amount
			Baht'000		Baht'000	Baht'000	Baht'000	Baht'000
Subsidiary companies								
West Coast Engineering Company Limited	Maintenance services	Shareholder	75,000	99.99	75,000	98,069	-	-
Prachuap Port Company Limited	Deep - sea port services	Shareholder	400,000	51.00	204,000	813,258	-	51,000
					279,000	911,327	-	51,000
Related companies								
Thai Coated Steel Sheet Company Limited	Producer of electro - galvanized coils	Shareholder	2,206,900	3.70	293,999	-	293,999	-
Thai Cold Rolled Steel Sheet Public Company Limited	Producer of cold rolled coils	Shareholder	10,703,000	8.77	938,125	-	938,125	-
					1,232,124	-	1,232,124	-
Less Allowance for impairment					(670,503)	-	(670,503)	-
					561,621	-	561,621	-

.../23

	Types of business	Relationship	Issued and paid up capital	% of Shareholding	2004 Cost	Equity	Consolidated	Dividend Amount
			Baht'000		Baht'000	Baht'000	Baht'000	Baht'000
Subsidiary companies								
West Coast Engineering Company Limited	Maintenance services	Shareholder	75,000	99.99	75,000	102,914	-	-
Prachuap Port Company Limited	Deep - sea port services	Shareholder	400,000	51.00	204,000	773,226	-	-
					279,000	876,140	-	-
Related companies								
Thai Coated Steel Sheet Company Limited	Producer of electro - galvanized coils	Shareholder	2,206,900	3.70	293,999	-	293,999	-
Thai Cold Rolled Steel Sheet Public Company Limited	Producer of cold rolled coils	Shareholder	10,703,000	8.77	938,125	-	938,125	-
					1,232,124	-	1,232,124	-
Less Allowance for impairment					(670,503)	-	(670,503)	-
					561,621	-	561,621	-

22.2 Loans and advances between the Company and subsidiary, associated and related parties

	Balance as at December 31, 2004	Additions	Repayments/ Settlements	Balance as at December 31, 2005
	Baht'000	Baht'000	Baht'000	Baht'000
CONSOLIDATED				
Short-term loan				
Related parties	5,000	2,000	7,000	-
Advances				
Related parties	106	9,388	5,523	3,971
Total	5,106	11,388	12,523	3,971
THE COMPANY ONLY				
Short-term loan				
Related parties	5,000	2,000	7,000	-
Advances				
Subsidiary company	32	1,542	1,570	4
Related parties	106	9,388	5,523	3,971
	138	10,930	7,093	3,975
Total	5,138	12,930	14,093	3,975

.../24

22.3 Other transactions

Balances with related parties in the balance sheets as at December 31, are mainly as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
	Baht'000	Baht'000	Baht'000	Baht'000
Accounts and notes receivable – net				
Related parties				
Thai Cold Rolled Steel Sheet Pcl.	5,001	349,368	-	324,122
B.S. Metal Co., Ltd.	2,128,478	313,358	2,128,478	313,358
Sahaviriya Panich International Co., Ltd.	155,237	331,436	155,237	331,436
Bangpakong Metal Co., Ltd.	-	441,340	-	441,340
Other related parties	841	9,966	-	-
	2,289,557	1,445,468	2,283,715	1,410,256
Advance payment				
Subsidiary company				
West Coast Engineering Co., Ltd.	-	-	-	1,192
Other receivables				
Subsidiary company				
West Coast Engineering Co., Ltd.	-	-	388	424
Related parties				
Other related parties	478	157	-	-
	478	157	388	424
Other current assets - others				
Subsidiary company				
West Coast Engineering Co., Ltd.	-	-	341	335
Related parties				
Thai Coated Steel Sheet Co., Ltd.	5,151	10,436	5,151	10,436
Bangsaphan Barmill Pcl.	3,616	7,012	3,616	7,012
Other related parties	1,252	1,662	726	941
	10,019	19,110	9,493	18,389
	10,019	19,110	9,834	18,724
Other assets				
Related parties				
Prapawit Co., Ltd.	4,408	4,840	3,591	3,591
Trade accounts payable				
Subsidiary companies				
West Coast Engineering Co., Ltd.	-	-	38,602	25,573
Prachuap Port Co., Ltd.	-	-	70,988	1,949
	-	-	109,590	27,522
Related parties				
Line Transport Co., Ltd.	26,293	-	26,256	-
Bangsaphan Transport Co., Ltd.	4,347	15,766	4,179	15,766
Four Star Marine Co., Ltd.	3,604	4,252	3,604	4,252
Sahaviriya Panich International Co., Ltd.	5,612	-	5,612	-
Other related parties	1,016	1,025	951	1,025
	40,872	21,043	40,602	21,043
	40,872	21,043	150,192	48,565

.../25

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
	Baht'000	Baht'000	Baht'000	Baht'000
Other accounts payable				
Subsidiary companies				
West Coast Engineering Co., Ltd.	-	-	4,551	4,456
Related parties				
Other related parties	-	353	-	294
	-	353	4,551	4,750
Accrued expenses				
Subsidiary companies				
West Coast Engineering Co., Ltd.	-	-	10,844	14,023
Prachuap Port Co., Ltd.	-	-	6,801	49,640
	-	-	17,645	63,663
Related parties				
Bangsaphan Transport Co., Ltd.	52,644	31,658	52,644	31,629
Line Transport Co., Ltd.	3,970	-	3,970	-
Other related parties	2,106	1,691	2,106	1,691
	58,720	33,349	58,720	33,320
	58,720	33,349	76,365	96,983

Transactions with related parties in the statement of income for the years ended December 31, are mainly as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
	Baht'000	Baht'000	Baht'000	Baht'000
Sales				
Related parties				
Thai Cold Rolled Steel Sheet Pcl.	3,543,801	6,247,486	3,543,794	6,247,453
B.S. Metal Co., Ltd.	4,610,131	1,821,478	4,609,890	1,821,310
Sahaviriya Panich International Co., Ltd.	3,722,873	4,045,899	3,722,873	4,045,899
Bangpakong Metal Co., Ltd.	545,921	2,589,960	545,921	2,589,960
Sahaviriya Steel Center Co., Ltd.	-	409,073	-	409,073
Sahaviriya Steel Service Co., Ltd.	-	464,247	-	464,247
Sahaviriya Panich Co., Ltd.	-	368,142	-	368,142
Other related parties	49	338	-	-
	12,422,775	15,946,623	12,422,478	15,946,084
Service income				
Related parties				
Thai Cold Rolled Steel Sheet Pcl.	68,777	80,565	-	-
Bangsaphan Barmill Pcl	26,467	24,876	-	-
Bangsaphan Transport Co., Ltd.	2,550	8,985	-	-
Other related parties	3,164	6,923	-	-
	100,958	121,349	-	-
Other income				
Subsidiary companies				
West Coast Engineering Co., Ltd.	-	-	-	489
Prachuap Port Co., Ltd.	-	-	104	-
	-	-	104	489
Related parties				
Other related parties	2,399	1,552	2,067	1,281
	2,399	1,552	2,171	1,770

.../26

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
	Baht'000	Baht'000	Baht'000	Baht'000
Purchases of goods and services				
Subsidiary companies				
West Coast Engineering Co., Ltd.	-	-	243,244	232,098
Prachuap Port Co., Ltd.	-	-	211,607	135,672
	-	-	454,851	367,770
Related parties				
Sahaviriya Plate Mill Co., Ltd.	-	1,039,157	-	1,039,157
Line Transport Co., Ltd.	49,147	-	49,147	-
Bangsaphan Transport Co., Ltd.	134,158	65,781	134,158	65,781
Four Star Marine Co., Ltd.	81,461	44,553	81,461	44,553
Other related parties	8,871	4,168	8,729	4,168
	273,637	1,153,659	273,495	1,153,659
	273,637	1,153,659	728,346	1,521,429
Selling and administrative expenses				
Subsidiary company				
Prachuap Port Co., Ltd.	-	-	15,913	22,612
Related parties				
Bangsaphan Transport Co., Ltd.	214,225	209,626	212,732	208,912
Prapawit Co., Ltd.	13,948	12,616	10,942	9,630
Four Star Marine Co., Ltd.	12,590	7,363	12,590	7,363
Sahaviriya Panich International Co., Ltd.	30,960	-	30,960	-
Line Transport Co., Ltd.	3,066	-	3,066	-
Other related parties	4,109	11,536	3,923	11,395
	278,898	241,141	274,213	237,300
	278,898	241,141	290,126	259,912

The Company has policies to sell the products to shareholders' group and related parties at the same price sold to the third party which is subject to purchased volumes and related marketing factors.

Other income, which is fine charged for delayed payments, is fixed by the management at the funding cost. Other income from sale of scrap material is realized based on scrap weight and at the price determined by the Company.

Transportation expenses which are recorded as production cost are payable at the rates agreed in the transportation agreement based on cargo weight and distance.

Selling and administrative expenses which are domestic freights are charged at the rates as agreed in the transportation agreement based on cargo weight and distance. Rent of the office and warehouse are as agreed under the lease agreement. Service charge for employees' accommodation is fixed on a year by year basis as agreed with the owner.

Prachuap Port Company Limited charges for port services rendered to the Company, related parties and third parties at the rates as determined by the Ministry of Transportation and subject to service volumes and related marketing factors.

West Coast Engineering Company Limited charges the fees for maintenance related services rendered to the Company at the rates as agreed in the long-term maintenance service agreement of which the terms can be modified according to business circumstances and to related parties and third parties at terms and conditions normally applicable to transactions of the same nature.

23. ADDITIONAL DISCLOSURE FOR QUALITY OF ASSETS

As at December 31, 2005, the Company and a subsidiary have customers who defaulted on payments. The following summarizes such accounts receivable aging:

	CONSOLIDATED		THE COMPANY ONLY	
	Number of Accounts	Amount Baht'000	Number of accounts	Amount Baht'000
3-6 months	2	351	-	-
6-12 months	1	28	-	-
Over 12 months	4	283,809	4	283,809
Total		284,188		283,809
Allowance for doubtful accounts recorded		283,809		283,809

As at December 31, 2004, the Company and a subsidiary had customers who defaulted on payments. The following summarizes such accounts receivable aging:

	CONSOLIDATED		THE COMPANY ONLY	
	Number of Accounts	Amount Baht'000	Number of accounts	Amount Baht'000
Over 12 months	5	393,888	5	393,888
Total		393,888		393,888
Allowance for doubtful accounts recorded		393,888		393,888

.../28

24. BUSINESS SEGMENT INFORMATION

Business segment information for the Company and subsidiaries for the years ended December 31, is as follows:

	Types of business	Revenues and other Income		Net income		Assets employed	
		2005	2004	2005	2004	2005	2004
		Baht'000	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Sahaviriya Steel Industries Public Company Limited	Manufacturer of hot rolled coils	36,246,929	36,968,067	(1,536,303)	5,333,194	49,687,808	35,022,186
West Coast Engineering Company Limited	Maintenance Services	364,411	337,197	30,052	14,386	256,624	175,786
Prachuap Port Company Limited	Deep-sea port services	456,339	379,404	257,358	218,686	2,563,096	2,356,285
		37,067,679	37,684,668	(1,248,893)	5,566,266	52,507,528	37,554,257
Less Inter-company transactions		(640,182)	(591,352)	(191,773)	(123,340)	(1,191,840)	(1,028,527)
		36,427,497	37,093,316	(1,440,666)	5,442,926		
Less Minority interest in net income				(95,637)	(109,732)		
Net income				(1,536,303)	5,333,194		
Total assets						51,315,688	36,525,730

25. COMMITMENTS, LETTERS OF GUARANTEE AND CONTINGENCIES

25.1 The Company has capital commitments regarding the agreements for construction of plant, purchases of machinery and equipment including Pickling and Oiling Plant Project, Capacity Expansion Project and other commitments amounting to approximately Baht 231.05 million, USD 7.03 million and EUR 3.21 million as at December 31, 2005 and Baht 412.74 million, USD 24.61 million, EUR 5.13 million and POUND 0.06 million as at December 31, 2004.

The Company has commitments to banks regarding the outstanding letters of credit amounting to approximately USD 1.05 million and EUR 0.33 million as at December 31, 2005 and USD 88.16 million and EUR 10.30 million as at December 31, 2004.

The two subsidiaries have capital commitments regarding capital expenditure, construction contracts and other commitments totaling approximately Baht 35.85 million and Baht 288.03 million as at December 31, 2005 and 2004, respectively.

25.2 The Company and subsidiaries have letters of guarantee issued by banks on their behalf amounting to approximately Baht 903.18 million and Baht 353.59 million as at December 31, 2005 and 2004, respectively which are in the normal course of business.

25.3 On April 9, 2003, Pongprasasana Sub-district Office filed a lawsuit against the Company to claim for fee of usage of water from Bangsaphan Dam with the claim of approximately Baht 19 million. On May 30, 2003, the Company defended to the court that the Pongprasasana Sub-district Office had no legal power to administer the collection of water usage fee and had no right to file the lawsuit to the Court. Subsequently, on September 14, 2005, both parties entered into a compromise agreement and Pongprasasana Sub-district Office agreed to cancel any claim for fee of usage of water from the Company.

25.4 Previously, the Company was sued by the Forestry Department in a civil case regarding the project of constructing road to the berth in the amount of approximately Baht 4.9 million. Subsequently, on September 1, 2005, the Prachuapkirikan Provincial Court gave a decision for the Company to pay claims of Baht 2 million plus 7.5% interest since the sued date by the Forestry Department. The Company has lodged an appeal to the Court on October 28, 2005.

25.5 Previously in March 2004, the Company was the co-defendant at the Bangkok South Civil Count in two civil cases involving the total claims of Baht 126 million as a result of incorrect issuing of bills of lading by forwarding agents. Subsequently in July 2005, two plaintiffs from such cases had sued the Company to the Central Intellectual property and International Trade Court which has jurisdiction to the cases. The total claim is approximately Baht 80 million. In December 2005, the Central Intellectual Property and International Trade Court has combined the two cases due to having the same dispute. The cases are pending at the Central Intellectual Property and International Trade Court.

25.6 On March 21, 2005, a subsidiary has credit lines from bank for overdrafts and other credit facilities totaling Baht 5 million and has long-term loan agreement of Baht 45 million which are guaranteed by the Company (see Notes 11 and 12).

26. DISCLOSURE OF FINANCIAL INSTRUMENTS

26.1 Accounting policies

Accounting policies have been disclosed in Note 4.

26.2 Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in a financial loss for the Company and its subsidiary. The Company believes that it has no credit risk with respect to concentrations as the company has many customers who sell different types of products.

In the case of recognized financial assets in the balance sheet, the carrying amount of the assets recorded in the balance sheet, net of a portion of allowance for doubtful debts and short-term receivables, represents the Company and its subsidiary maximum exposure to credit risk.

26.3 Foreign exchange risk

Foreign exchange risk arises from the change in foreign currency exchange rates to have an adverse effect on the Company in the current reporting period and in future years. The Company expects that there may be an effect from changes in exchange rates resulted from a portion of assets and liabilities in foreign currencies which has not been hedged.

Information related to forward contracts is disclosed in Note 19.

26.4 Interest rate risk

Interest rate risk in the balance sheet arises from the potential change in interest rates having an adverse effect on interest expense of the Company and its subsidiaries in the current reporting period and in future years.

Information regarding interest rates and term of payments of long-term loans is disclosed in Notes 12 and 13.

26.5 Fair value of financial instruments

The following methods and assumptions are used by the Company and subsidiaries in estimating fair value of financial instruments.

Cash in hand and at banks, current investments, accounts and notes receivable and short-term loans and advances to related parties: For those with maturities not exceeding 90 days from December 31, 2005 and 2004, the carrying amounts approximate their fair values; for those with maturities exceeding 90 days, including deposit at bank used as collateral, the fair values are estimated using the discounted cash flows analysis based on the current savings deposit rate.

Bank overdrafts and loans from financial institutions: The carrying amount of these financial liabilities which bear floating rates of interest approximates their fair values.

Accounts and notes payable: For those with maturities not exceeding 90 days from December 31, 2005 and 2004, the carrying amounts approximate their fair values. For those with maturities exceeding 90 days including long-term loans and convertible debentures, the fair values are estimated using the discounted cash flows analysis based on the current interest rates for similar types of borrowing arrangements.

As at December 31, 2005, the carrying values of financial assets and liabilities which are different from the fair values, are as follows:

	CONSOLIDATED		**THE COMPANY ONLY**	
	Carrying Value Baht'000	**Fair Value Baht'000**	**Carrying Value Baht'000**	**Fair Value Baht'000**
Financial assets:				
Deposit at bank used as collateral	11,200	11,396	-	-
Current investment	1,000	1,012	-	-
Short-term loans and advances to related parties	3,971	3,971	3,975	3,975
Financial liabilities:				
Long-term loans	7,866,365	7,543,508	7,012,000	6,734,489
Debentures	2,530,000	2,475,752	2,530,000	2,475,752
Liabilities under finance leases	578,353	500,516	578,353	500,516

As at December 31, 2004, the carrying values of financial assets and liabilities which were different from the fair values, were as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	Baht'000	Baht'000	Baht'000	Baht'000
Financial assets:				
Deposit at bank used as collateral	16,200	16,326	-	-
Short-term loans and advances to related parties	5,106	5,137	5,138	5,169
Financial liabilities:				
Long-term loans	8,259,083	7,912,894	7,600,000	7,253,811
Debentures	3,250,000	3,156,937	3,250,000	3,156,937

27. APPROVAL OF THE FINANCIAL STATEMENTS

These financial statements have been approved for issuing by the Board of Directors of the Company on February 17, 2006.


SSI

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 238 63 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 236 390, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 69 03 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maerampheung, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http:// www.ssi-steel.com

ISO 9001
ISO 14001
TIS 18001

(English Translation)

Ref. S.E.C. 024.2/2006 March 17, 2006

Subject : Change of Lessor for Office Space at Prapawit Building

Attn. : The President
The Stock Exchange of Thailand

It is referred that the Company's Board of Directors' Meeting No.1/2005 held on February 28, 2005 approved the renewal of space rental contract of Bangkok office at 2nd and 3rd floor of Prapawit Building with Prapawit Co., Ltd. for two years period from March 1, 2005 to February 28, 2007. The total space is 2,064 sq. mt and rental fee is Baht 722,400 per month. The Company has compared the rental fee with other space with similar size, location and environment, and found that the proposed rental fee is reasonable and other terms and conditions are relatively better than gerenal rental terms.

The Company has recently been informed by Prapawit Co., Ltd., and Prapawit Building Property Co., Ltd., where both shares the same group of major shareholder, that Praprawit Co., Ltd. transferred its property to Prapawit Building Property Co., Ltd. on December 29, 2005 and Prapawit Building Property Co., Ltd., the transferee, would like to make a new rental contract with the Company.

The Board of Executive Directors' Meeting No.3/2006 held on March 16, 2006 approved the Company to enter into a rental contract with Prapawit Building Property Co., Ltd., who acquired the property from Prapawit Co., Ltd., under the terms, rights, expiry date and other conditions as same as the existing contract and the existing contract between the Company and Prapawit Co., Ltd. must be terminated immediately when the new contract is signed.

For your information.

Yours Faithfully,
- Signature -
Win Viriyaprapaikit
President



บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

ISO 9001
ISO 14001
TIS 18001

HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand
PLANT OFFICE 9 M. 7 T.Maerumphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand
http:// www.ssi-steel.com

(English Translation)

Ref. S.E.C. 037/2006 April 10, 2006

Re : Reports on Resolutions of the 17th Ordinary General Meeting of Shareholders

Attn. : President
The Stock Exchange of Thailand

The 17th Ordinary General Meeting of Shareholders of Sahaviriya Steel Industries Public Company Limited held on April 10, 2006 at 2:00 p.m. at Crystal Room, Holiday Inn Silom Bangkok Hotel, No. 981 Silom Sub-District, Bangrak District, Bangkok Metropolis, passed the following resolutions.

1. Certified the minutes of Extraordinary Shareholders' Meeting No.1/2005 held on November 9, 2005.

2. Certified the annual report and directors' report for the year 2005.

3. Approved the company's audited balance sheet as of December 31, 2005 and profit and loss statements for the year ended December 31, 2005.

4. Approved the omission of the annual dividend payment for the operation in 2005 due to the slowdown in Thai economy and in corporate that the Company recorded a large amount of provision for diminution in value of raw materials and finished goods.

5. Approved the re-appointment of five directors, whose tenure have ended as follows:

1. Ms. Prapa Viriyaprapaikit	Director
2. Mr. Wit Viriyaprapaikit	Director and Chairman of the Board of Executive Directors
3. Mr. Tawee Butsuntorn	Independent Director and Chairman of the Remuneration Committee
4. Mr. Taweesak Sananarong	Director and Remuneration Committee Member
5. Mr. Piya Viriyaprapaikit	Director and Executive Director

The new board of directors are as follows:

1. Mr. Maruey Phadoongsidhi	Chairman of the Board of Directors and Executive Director
2. Ms. Prapa Viriyaprapaikit	Director
3. Mr. Wit Viriyaprapaikit	Director and Chairman of the Board of Executive Directors

4. Ms. Kesree Narongdej	Independent Director and Chairperson of the Audit Committee
5. Mr. Visith Noiphan	Independent Director, Audit Committee Member and Chairman of the Nomination Committee
6. Mr. Tawee Butsuntorn	Independent Director and Chairman of the Remuneration Committee
7. Mr. Tongchat Hongladaromp	Independent Director
8. Mr. Prateep Buphaintr	Independent Director, Audit Committee Member and Nomination Committee Member
9. Mr. Taweesak Sananarong	Director and Remuneration Committee Member
10. Mr. Kamol Juntima	Director and Nomination Committee Member
11. Mr. Somchai Pipitvijitkorn	Director, Executive Director and Remuneration Committee Member
12. Mr. Permpoon Krairiksh	Director and Executive Director
13. Mr. Nuttawit Boonyawat	Director and Executive Director
14. Mr. Piya Viriyaprapaikit	Director and Executive Director
15. Mr. Win Viriyaprapaikit	Director, Executive Director and President

6. Acknowledged to present the remuneration paid to the Directors and certain committee appointed by the board of directors by person and including not to pay bonus for the year 2005 according to the resolution which is approved by the Shareholders.

7. Approved the appointment of Ms. Thanawan Anuratbodee (License No.3440) and/or Mr.Suphamit Techamontrikul (License No.3356) and/or Ms.Somporn Dulyawit (License No.3709) of Deloitte Touche Tohmatsu Jaiyos Co., Ltd. as the Company's auditors for the accounting period in 2006 and the auditing fee as proposed by the auditors.

For your information.

Yours Faithfully,
- Signature -
Win Viriyaprapaikit
President



ISO 9001
ISO 14001
TIS 18001

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140
PLANT OFFICE 9 M. 7 T.Maeramphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand
http:// www.ssi-steel.com

Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
Fax : (662) 2368890, 2368892, 6300287-8
Tel : (6632) 691403 (Auto 9 Lines)
Fax : (6632) 691416, 691421

Our Ref: 132-004/2549 27 April, 2006

Re : Submission of unreviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiaries for the quarter ended March 31, 2006 and explanation of difference in result of operation for the quarter ended March 31, 2006 and 2005

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit our explanation of the causes of difference between the result of business operation for the quarter ended March 31, 2006 and 2005 as follows:

1) The company realized 6,117.6 million Baht revenue from sale of hot rolled coils lower than 7,562.5 million Baht revenue during the same period in 2005. The company also recorded 217.3 million Baht sales of steel scrap compared with 105.6 million Baht during the same period of last year. The company and subsidiaries registered a gross loss from sales and service of 153.6 million Baht compared with 892.9 million Baht gross profit from sales and service during the same period in 2005.

   The company and subsidiaries recorded 209.6 million Baht in other revenue (which included 170.3 million Baht gain from foreign exchange), while during the same period in 2005 the company recorded 22.2 million Baht in other revenue.

2) Selling and administrative expenses (excluding interest expenses) of the company and subsidiaries amounted to 176.0 million Baht, compared with 209.8 million Baht during the same period of last year (which included 11.8 million Baht loss from foreign exchange).

3) A subsidiary recorded a reversal of provision for doubtful accounts in the amount of 11.0 million Baht for the first quarter in 2005.

4) The company recorded a reversal of loss on diminution in value of inventories in the amount of 624.9 million Baht (which included 548.8 million Baht and 76.1 million Baht of a reversal of loss on diminution in value of raw materials and finished goods respectively).

5) The company and subsidiaries registered 504.9 million Baht profit before interest expenses and corporate income tax, compared with profit before interest expenses and corporate income tax of 716.[illegible] million Baht during the same period in 2005.

6) Interest expenses on short-term and long-term loan totaled 436.6 million Baht (consisting of 434.2 million Baht and 2.4 million Baht interest of the company and subsidiaries, respectively), compared with 122.6 million Baht interest expenses during the same period in 2005 (consisting of 120.0 million Baht and 2.6 million Baht interest of the company and subsidiaries, respectively).

7) Subsidiaries recorded accrued corporate income tax in the amount of 8.9 million Baht, compared with 27.3 million Baht during the same period in 2005.

8) The company and subsidiaries recorded profit before minority interest of 59.4 million Baht, compared with 566.4 million Baht profit before minority interest during the same period in 2005.

9) After minority interest, the company and subsidiries realized a net profit of 46.0 million Baht, compared with a net profit of 560.5 million Baht during the same period of last year.

From the above factors, the company's business operation in the quarter ended March 31, 2006 resulted in a net gain decrease compared with a net gain during the same period in 2005 higher than 20 percent.

For your consideration.

Yours faithfully,

-Signature-	-Signature-
Mr. Win Viriyaprapaikit	Mr. Kamol Juntima
Authorized Director	Authorized Director

Vſ



บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315

HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand

โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140

PLANT OFFICE 9 M. 7 T.Maerampheung, Bangsaphan, Prachuapkhirikhan 77140 Thailand

http://www.ssi-steel.com

Tel : (662) 238 [illegible] (Auto 20 Lines), 6300280 (Auto 7 Lines)

Fax : (662) 236 [illegible], 2368892, 6300287-8

Tel : (6632) 69 [illegible] (Auto 9 Lines)

Fax : (6632) 69 [illegible], 691421

ISO 9001
ISO 14001
TIS 18001

(English Translation)

Ref. S.E.C. 049/2006 May 2, 2006

Re : To notify the announcement of Fitch Ratings (Thailand) Co.,Ltd. ("Fitch") on downgrade and withdrawal of credit rating

Attn. : The President
The Stock Exchange of Thailand

On April 28, 2006, Fitch Rating (Thailand) Co.,Ltd. ("Fitch") has released the announcement on downgrade and withdrawal of credit rating of Sahaviriya Steel Industries Public Company Co., Ltd. (SSI) secured debentures at the same time.

In fact, we have already terminated the rating service of Fitch since November 2005 and did not provide any information to Fitch. Alternatively, we have engaged the credit rating service with TRIS Rating Co.,Ltd. ("TRIS") which has assigned the official rating for secured debentures at BBB (negative outlook).

Please be informed accordingly.

Sahaviriya Steel Industries Public Company Limited
Yours Faithfully,

- Signature -

Win Viriyaprapaikit
(President)



ISO 9001
ISO 14001
TIS 18001

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)

HEAD OFFICE 28/1 Prapawit Bldg., 2-3 Fl., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8

โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)

PLANT OFFICE 9 M. 7 T.Maeramphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421

http:// www.ssi-steel.com

Our Ref: 132-005/2549 11 May, 2006

Re : Submission of reviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiaries for the quarter ended March 31, 2006 and explanation of difference in result of operation for the quarter ended March 31, 2006 and 2005

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit our explanation of the causes of difference between the result of business operation for the quarter ended March 31, 2006 and 2005 as follows:

1) The company realized 6,117.6 million Baht revenue from sale of hot rolled coils lower than 7,562.5 million Baht revenue during the same quarter in 2005. The company also recorded 217.3 million Baht sales of steel scrap compared with 105.6 million Baht during the same quarter of last year. The company and subsidiaries registered a gross loss from sales and service of 153.6 million Baht compared with 892.9 million Baht gross profit from sales and service during the same quarter in 2005.

   The company and subsidiaries recorded 209.6 million Baht in other revenue (which included 170.3 million Baht gain from foreign exchange), while during the same quarter in 2005 the company recorded 22.2 million Baht in other revenue.

2) Selling and administrative expenses (excluding interest expenses) of the company and subsidiaries amounted to 176.0 million Baht, compared with 209.8 million Baht during the same quarter of last year (which included 11.8 million Baht loss from foreign exchange).

3) A subsidiary recorded a reversal of provision for doubtful accounts in the amount of 11.0 million Baht for the first quarter in 2005.

4) The company recorded gain from reversal of diminution in value of inventories in the amount of 624.9 million Baht (which included 548.8 million Baht and 76.1 million Baht of gain from reversal of diminution in value of raw materials and finished goods respectively) for the first quarter in 2006.

5) The company and subsidiaries registered 504.9 million Baht profit before interest expenses and corporate income tax, compared with profit before interest expenses and corporate income tax of 716.3 million Baht during the same quarter in 2005.

6) Interest expenses on short-term and long-term loan totaled 436.6 million Baht (consisting of 434.2 million Baht and 2.4 million Baht interest of the company and subsidiaries, respectively), compared with 122.6 million Baht interest expenses during the same quarter in 2005 (consisting of 120.0 million Baht and 2.6 million Baht interest of the company and subsidiaries, respectively).

7) Subsidiaries recorded accrued corporate income tax in the amount of 8.9 million Baht, compared with 27.3 million Baht during the same quarter in 2005.

8) The company and subsidiaries recorded profit before minority interest of 59.4 million Baht, compared with 566.4 million Baht profit before minority interest during the same quarter in 2005.

9) After minority interest, the company and subsidiries realized a net profit of 46.0 million Baht, compared with a net profit of 560.5 million Baht during the same quarter of last year.

From the above factors, the company's business operation in the quarter ended March 31, 2006 resulted in a net gain decrease compared with a net gain during the same quarter in 2005 higher than 20 percent.

For your consideration.

Yours faithfully,

-Signature-	-Signature-
Mr. Win Viriyaprapaikit	Mr. Kamol Juntima
Authorized Director	Authorized Director

REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

We have reviewed the consolidated balance sheet of Sahaviriya Steel Industries Public Company Limited and its subsidiaries and the balance sheet of Sahaviriya Steel Industries Public Company Limited as at March 31, 2006 and the related consolidated and Company's statements of income, changes in shareholders' equity and cash flows for the quarters ended March 31, 2006 and 2005. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provided less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and Company's financial statements as described in the first paragraph are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated and Company's financial statements of Sahaviriya Steel Industries Public Company Limited for the year ended December 31, 2005, and expressed an unqualified opinion in our report dated February 17, 2006. The consolidated and Company's balance sheets as at December 31, 2005, presented herein for comparison, have been derived from such financial statements which we have audited and reported on. We have not performed any other audit procedures subsequent to such report date.

Thanawan Anuratbodee
Certified Public Accountant (Thailand)
Registration No. 3440
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
May 10, 2006

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT MARCH 31, 2006 AND DECEMBER 31, 2005

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at March 31, 2006	As at December 31, 2005	As at March 31, 2006	As at December 31, 2005
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	287,095	221,527	186,006	115,055
Current investments (Note 4)	1,000	1,000	-	-
Trade accounts and notes receivable				
Related parties (Note 17.3)	2,239,183	2,289,557	2,229,228	2,283,715
Others	1,316,231	1,239,629	1,312,871	1,237,080
	3,555,414	3,529,186	3,542,099	3,520,795
Less Allowance for doubtful accounts (Note 18)	(283,809)	(283,809)	(283,809)	(283,809)
Trade accounts and notes receivable - net	3,271,605	3,245,377	3,258,290	3,236,986
Short-term loans and advances to related parties (Note 17.2)	3,945	3,971	3,946	3,975
Inventories (Note 5)	22,065,810	24,610,013	22,144,114	24,707,437
Other current assets				
Advance payments	103,927	96,212	100,070	93,968
Refundable value-added-tax	1,359,160	1,453,505	1,359,098	1,451,967
Other receivables	5,810	2,004	5,284	1,764
Prepaid expenses	67,324	15,990	65,628	13,856
Others	68,563	140,213	61,435	137,387
Total Current Assets	27,234,239	29,789,812	27,183,871	29,762,395
NON-CURRENT ASSETS				
Investments using the equity method (Note 17.1)	-	-	940,261	911,327
Other long-term investments (Note 17.1)	561,621	561,621	561,621	561,621
Deposit at bank used as collateral	11,200	11,200	-	-
Property, plant and equipment - net (Note 6)	20,702,579	20,827,985	18,171,406	18,338,724
Intangible assets (Note 7)	71,043	71,871	70,325	71,132
Other non-current assets (Note 8)	54,308	53,199	42,667	42,609
Total Non-Current Assets	21,400,751	21,525,876	19,786,280	19,925,413
TOTAL ASSETS	48,634,990	51,315,688	46,970,151	49,687,808

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT MARCH 31, 2006 AND DECEMBER 31, 2005

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at March 31, 2006	As at December 31, 2005	As at March 31, 2006	As at December 31, 2005
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank overdrafts and short-term loans from financial institutions (Note 9)				
Short-term loans	4,960,000	5,843,941	4,960,000	5,843,941
Trade finance loans	13,287,412	13,895,292	13,287,412	13,895,292
Trade accounts and notes payable	1,717,432	2,502,681	1,779,264	2,591,207
Current portion of long-term loans (Note 10)	892,482	812,000	692,000	608,000
Current portion of debentures (Note 11)	720,000	720,000	720,000	720,000
Current portion of liabilities under finance leases (Note 12)	83,995	84,095	83,995	84,095
Current portion of liabilities under hire-purchase agreements	2,028	980	947	44
Other current liabilities				
Accrued expenses	295,837	302,140	276,381	289,399
Others	330,875	230,390	221,912	119,104
Total Current Liabilities	22,290,061	24,391,519	22,021,911	24,151,082
NON-CURRENT LIABILITIES				
Long-term loans (Note 10)	6,818,831	7,009,365	6,216,000	6,404,000
Debentures (Note 11)	1,450,000	1,810,000	1,450,000	1,810,000
Other non-current liabilities				
Liabilities under finance leases (Note 12)	473,295	494,258	473,295	494,258
Liabilities under hire-purchase agreements	2,852	712	1,736	-
Total Non-Current Liabilities	8,744,978	9,314,335	8,141,031	8,708,258
TOTAL LIABILITIES	31,035,039	33,705,854	30,162,942	32,859,340

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT MARCH 31, 2006 AND DECEMBER 31, 2005

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at March 31, 2006	As at December 31, 2005	As at March 31, 2006	As at December 31, 2005
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Authorized share capital				
13,101,500,000 ordinary shares of Baht 1.00 each	13,101,500	13,101,500	13,101,500	13,101,500
Issued and paid-up share capital				
13,101,280,000 ordinary shares of Baht 1.00 each, fully paid	13,101,280	13,101,280	13,101,280	13,101,280
ADDITIONAL (DISCOUNT) ON CAPITAL				
Discount on ordinary share capital	(2,171,280)	(2,171,280)	(2,171,280)	(2,171,280)
Unrealized increment per assets appraisal (Note 6.2)	5,144,835	5,212,119	5,144,835	5,212,119
RETAINED EARNINGS				
Appropriated				
Legal reserve (Note 13)	263,888	263,888	256,966	256,966
Unappropriated	468,486	422,461	475,408	429,383
Total Company Shareholders' Equity	16,807,209	16,828,468	16,807,209	16,828,468
MINORITY INTEREST	792,742	781,366	-	-
TOTAL SHAREHOLDERS' EQUITY	17,599,951	17,609,834	16,807,209	16,828,468
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	48,634,990	51,315,688	46,970,151	49,687,808

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED MARCH 31, 2006 AND 2005

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2006	2005	2006	2005
REVENUES				
Revenues from the sales of goods	6,334,953	7,668,282	6,334,868	7,668,113
Revenues from the rendering of services	28,061	94,148	-	-
Other income				
Gain on exchange	170,257	-	170,257	-
Others	39,315	22,187	30,091	22,193
Share of profit from investment using the equity method	-	-	31,023	22,702
Total Revenues	6,572,586	7,784,617	6,566,239	7,713,008
EXPENSES				
Cost of the sales of goods (Note 15)	6,449,889	6,798,576	6,556,624	6,895,429
Cost of the rendering of services	66,740	70,921	-	-
Selling and administrative expenses	169,378	196,958	148,972	125,485
Doubtful accounts (recovered/reversal)	-	(11,021)	-	-
Loss on diminution in value of inventories (reversal)	(624,916)	-	(624,916)	-
Loss on disposal and obsolescence of spare parts and consumable goods	91	-	91	-
Other expenses				
Loss on exchange	-	11,792	-	10,599
Loss on disposal and obsolescence of machinery and equipment	3,642	41	3,642	17
Others	476	5	1	-
Directors' remuneration	2,373	1,005	1,575	885
Total Expenses	6,067,673	7,068,277	6,085,989	7,032,415

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31, 2006 AND 2005

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2006	2005	2006	2005
INCOME BEFORE INTEREST					
AND INCOME TAX EXPENSES		504,913	716,340	480,250	680,593
INTEREST EXPENSE		436,624	122,570	434,225	120,046
INCOME TAX EXPENSE		8,882	27,341	-	-
INCOME AFTER TAX		59,407	566,429	46,025	560,547
NET INCOME OF MINORITY INTEREST		(13,382)	(5,882)	-	-
NET INCOME		46,025	560,547	46,025	560,547
BASIC EARNINGS PER SHARE	**BAHT**	0.004	0.043	0.004	0.043
WEIGHTED AVERAGE NUMBER					
OF ORDINARY SHARES	**'000 SHARES**	13,101,280	13,101,280	13,101,280	13,101,280

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE QUARTERS ENDED MARCH 31, 2006 AND 2005

"UNAUDITED"

BAHT : '000

	Issued and Paid-up Ordinary Share Capital	Discount on Ordinary Share Capital	Unrealized Increment per Assets Appraisal	Retained Earnings		Minority Interest	Total
				Appropriated Legal Reserve	Unappropriated		
Beginning balance, January 1, 2005	13,101,280	(2,171,280)	5,536,601	209,380	2,668,096	742,903	20,086,980
Amortization	-	-	(45,601)	-	-	(2,034)	(47,635)
Net income	-	-	-	-	560,547	5,882	566,429
Ending balance, March 31, 2005	13,101,280	(2,171,280)	5,491,000	209,380	3,228,643	746,751	20,605,774
Beginning balance, January 1, 2006	13,101,280	(2,171,280)	5,212,119	263,888	422,461	781,366	17,609,834
Amortization	-	-	(67,284)	-	-	(2,006)	(69,290)
Net income	-	-	-	-	46,025	13,382	59,407
Ending balance, March 31, 2006	13,101,280	(2,171,280)	5,144,835	263,888	468,486	792,742	17,599,951

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY ONLY

FOR THE QUARTERS ENDED MARCH 31, 2006 AND 2005

"UNAUDITED"

BAHT : '000

	Issued and Paid-up Ordinary Share Capital	Discount on Ordinary Share Capital	Unrealized Increment per Assets Appraisal	Retained Earnings		Total
				Appropriated Legal Reserve	Unappropriated	
Beginning balance, January 1, 2005	13,101,280	(2,171,280)	5,536,601	209,380	2,668,096	19,344,077
Amortization	-	-	(45,601)	-	-	(45,601)
Net income	-	-	-	-	560,547	560,547
Ending balance, March 31, 2005	13,101,280	(2,171,280)	5,491,000	209,380	3,228,643	19,859,023
Beginning balance, January 1, 2006	13,101,280	(2,171,280)	5,212,119	256,966	429,383	16,828,468
Amortization	-	-	(67,284)	-	-	(67,284)
Net income	-	-	-	-	46,025	46,025
Ending balance, March 31, 2006	13,101,280	(2,171,280)	5,144,835	256,966	475,408	16,807,209

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE QUARTERS ENDED MARCH 31, 2006 AND 2005

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2006	2005	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	46,025	560,547	46,025	560,547
Items to reconcile net income to				
net cash flows from operations :				
Doubtful accounts (Reversal)	-	(11,021)	-	-
Depreciation	142,795	113,117	123,846	94,718
Amortization	1,864	111	1,843	90
Loss on diminution in value of raw materials (Reversal)	(548,805)	-	(548,805)	-
Loss on diminution in value of finished goods (Reversal)	(76,111)	-	(76,111)	-
Loss on diminution in value of spare parts				
and consumable goods (Reversal)	(13,213)	(1,978)	(13,213)	(1,978)
Reduction of interest on debt restructuring	(126)	(281)	-	-
Unrealized loss on exchange	1,031	82,552	1,031	82,552
(Gain) loss on sales of property, plant and equipment	473	5	(1)	(415)
Loss on disposal of property, plant and equipment	3,642	41	3,642	17
Loss on disposal of spare parts and consumable goods	91	-	91	-
Share of profit from investment using				
the equity method	-	-	(31,023)	(22,702)
Minority interest	13,383	5,882	-	-
Net income (loss) from operations before				
changes in operating assets and liabilities	(428,951)	748,975	(492,675)	712,829
Operating assets (increase) decrease				
Trade accounts and notes receivable - related parties	50,374	(200,190)	54,487	(200,101)
Trade accounts and notes receivable - others	(77,664)	(501,428)	(76,853)	(499,009)
Inventories	3,182,240	(9,609,395)	3,201,360	(9,641,349)
Advances to related parties	26	(12)	29	(2)
Advance payments	(7,715)	143,985	(6,102)	146,112
Refundable value-added-tax	94,345	(201,729)	92,869	(202,836)
Other receivables	(3,806)	10,578	(3,520)	(313)
Prepaid expenses	(51,334)	(44,769)	(51,772)	(45,461)
Other current assets - others	71,650	(106,678)	75,952	(107,461)
Other non-current assets	(1,109)	(4,594)	(58)	(316)

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31, 2006 AND 2005

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2006	2005	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating liabilities increase (decrease)				
Trade accounts and notes payable	(786,555)	844,261	(813,247)	878,975
Accrued expenses	(6,303)	98,432	(13,018)	87,658
Other current liabilities - others	103,282	(101,165)	104,145	(130,543)
Net cash provided by (used in) operating activities	2,138,480	(8,923,729)	2,071,597	(9,001,817)
CASH FLOWS FROM INVESTING ACTIVITIES				
Increase in current investment	-	(1,000)	-	-
Cash paid for purchases of property, plant and equipment	(87,145)	(798,825)	(22,565)	(768,465)
Cash paid for purchase of intangible asset	(1,036)	(888)	(1,036)	(888)
Proceeds from sales of property, plant and euipment	163	8	40	419
Proceeds from short-term loans to related parties	-	4,000	-	4,000
Net cash used in investing activities	(88,018)	(796,705)	(23,561)	(764,934)
CASH FLOWS FROM FINANCING ACTIVITIES				
Short-term loans increase (decrease)	(883,941)	2,515,000	(883,941)	2,515,000
Trade finance loans increase (decrease)	(607,880)	7,246,894	(607,880)	7,246,894
Cash repayment of long-term loans	(109,926)	(117,221)	(104,000)	(84,000)
Proceeds from long-term loans	-	55,000	-	-
Cash paid for redemption of debentures	(360,000)	(360,000)	(360,000)	(360,000)
Cash repayment of liabilities under finance leases	(21,063)	-	(21,063)	-
Cash repayment of long-term liabilities under hire-purchase agreements	(624)	(527)	(201)	(66)
Cash repayment of long-term liabilities for purchase of land	(1,460)	(16,300)	-	-
Net cash provided by (used in) financing activities	(1,984,894)	9,322,846	(1,977,085)	9,317,828

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31, 2006 AND 2005

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2006	**2005**	**2006**	**2005**
Net increase (decrease) in cash and cash equivalents	65,568	(397,588)	70,951	(448,923)
Cash and cash equivalents as at January 1	221,527	602,098	115,055	465,017
Cash and cash equivalents as at March 31	287,095	204,510	186,006	16,094
Supplemental cash flow information:				
Cash paid for interest	467,072	202,429	455,456	196,118
Cash paid for income tax	4,398	6,743	197	195
Non-cash transactions:				
Vehicles acquired under hire-purchase agreements	3,812	-	2,840	-
Amortization of unrealized increment per asset appraisal	67,284	45,601	65,196	43,484

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE QUARTERS ENDED MARCH 31, 2006 AND 2005
"UNAUDITED"

1. BUSINESS OPERATIONS OF THE COMPANY AND SUBSIDIARIES

Since 2002, the Government continuously issued various measures regarding the antidumping and countervailing of imported goods with the measures which are still in effect as follows:

1. On May 22, 2003, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce, by Sections 7, 49, 51, 53, 57 and 73 (1) of the Antidumping and Countervailing Act B.E. 2542, issued the announcement that the Committee had an ultimate judgement on May 16, 2003 that there were a dumping and a damage from the dumping of coil and non-coil hot rolled steel originated from 14 countries according to Section 19 (1) of the Antidumping and Countervailing Act B.E. 2542, thus the antidumping duties are imposed which minimum and maximum rates are in the range between 3.45% to 128.11% of CIF value for the period of 5 years from May 22, 2003, except the imported hot rolled steel for re-export.

2. On July 11, 2003, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce issued the announcement approving the exemption of antidumping duties for coil and non-coil hot rolled steel imported for cold-rolling and further processing for downstream users and assigned the Department of Foreign Trade to monitor the import under the pre-determined volume for the period of 5 years from July 21, 2003 to May 26, 2008.

3. On March 11, 2004, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce issued the announcement approving the antidumping duties for coil and non-coil hot rolled steel originated from 14 countries at zero% of CIF for the period of 6 months from March 19, 2004 to September 18, 2004. At present, the antidumping duties are imposed at the rates as stated in item 1 above.

2. BASIS FOR PREPARATION OF THE CONSOLIDATED AND COMPANY'S FINANCIAL STATEMENTS

2.1 The interim consolidated and Company's financial statements have been prepared in accordance with the regulations of The Stock Exchange of Thailand dated January 22, 2001, regarding the basis, conditions and procedures for the preparation of financial statements and reports for the financial position and results of operations of listed companies B.E. 2544, and in accordance with accounting standards which is related to interim financial statements and practices generally accepted in Thailand.

The brief particulars in the financial statements are shown in accordance with the Notification of the Department of Commercial Registration (presently the Department of Business Development) dated September 14, 2001 regarding "The Brief Particulars in the Financial Statements B.E. 2544".

2.2 The results of operations for the quarter ended March 31, 2006 are not necessarily indicative of the operating results anticipated for the full year.

2.3 The consolidated and Company's balance sheets as at December 31, 2005, presented herein for comparison, have been derived from the financial statements of the Company for the year then ended which have been audited.

.../2

2.4 Certain financial information which is normally included in the annual financial statements prepared in accordance with generally accepted accounting principles, but which is not required for interim reporting purposes, has been omitted. Therefore, the interim financial statements should be read in conjunction with the financial statements and notes thereto included in the audited financial statements for the year ended December 31, 2005.

2.5 The consolidated financial statements include the accounts of the Company, Prachuap Port Company Limited and West Coast Engineering Company Limited in which the Company has a holding of 51% and 99.99%, respectively, after eliminating inter-company transactions and balances.

2.6 Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. The actual results may differ from those estimates.

2.7 The consolidated and Company's financial statements are presented in accordance with the Explanation of Department of Business Development dated November 5, 2003 regarding "The Brief Particulars in the Financial Statements (No.2) B.E.2546" by presenting the premium on ordinary shares in the net amount after offsetting with the discount on ordinary shares.

3. SIGNIFICANT ACCOUNTING POLICIES

The Company uses the same accounting policies and calculation method in these interim financial statements as those used in the financial statements for 2005.

4. CURRENT INVESTMENTS

Current investments consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited" March 31, 2006 Baht'000	**December 31, 2005 Baht'000**	**"Unaudited" March 31, 2006 Baht'000**	**December 31, 2005 Baht'000**
Fixed deposit for 1 year	1,000	1,000	-	-
	1,000	1,000	-	-

5. INVENTORIES

Inventories consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	March 31, 2006 Baht'000	December31, 2005 Baht'000	March 31, 2006 Baht'000	December31, 2005 Baht'000
Finished goods	13,516,547	12,344,446	13,577,382	12,406,904
Raw materials	7,898,443	12,424,132	7,928,425	12,471,633
Spare parts and consumable goods	1,231,664	1,209,060	1,219,151	1,196,525
Goods in transit	1,692,514	1,543,862	1,692,514	1,543,862
	24,339,168	27,521,500	24,417,472	27,618,924
Less Provision for diminution in value of finished goods	(1,588,131)	(1,664,242)	(1,588,131)	(1,664,242)
Provision for diminution in value of raw materials	(449,618)	(998,423)	(449,618)	(998,423)
Provision for loss on diminution in value of spare parts and consumable goods	(235,609)	(248,822)	(235,609)	(248,822)
	22,065,810	24,610,013	22,144,114	24,707,437

As at March 31, 2006 and December 31, 2005, all finished goods and raw materials are pledged as collateral for short-term and long-term loans from financial institutions (see Notes 9 and 10).

6. PROPERTY, PLANT AND EQUIPMENT - NET

6.1 As at March 31, 2006 and December 31, 2005, certain land, buildings and machinery of the Company representing approximately 94.62% and 94.90%, respectively of the total net book value of such assets are mortgaged as collateral for bank overdrafts, short-term loans from financial institutions, long-term loans and debentures (see Notes 9, 10 and 11).

As at March 31, 2006 and December 31, 2005, certain land and expanding berth construction of Prachuap Port Company Limited, the subsidiary, with value representing approximately 90% of the total net book value of such assets are mortgaged as collateral for long-term loans (see Note 10).

As at March 31, 2006 and December 31, 2005, land and structure of West Coast Engineering Company Limited, the subsidiary, are mortgaged as collateral for bank overdrafts, other credit facilities and long-term loan (see Notes 9 and 10).

6.2 In 2002, the Company engaged an independent professional appraiser, American Appraisal (Thailand) Limited, to reappraise the plant facilities for the second time after the first appraisal in 1997. In 2003, Prachuap Port Company Limited engaged such company to reappraise its berth and facilities for the second time after the first appraisal in 1998. The appraisal reports submitted by the appraiser were as of December 11, 2002 and August 28, 2003, respectively.

.../4

The results of the second appraisals of the Company and subsidiary were as follows:

	The Company only	Baht : '000 Subsidiary
Appraisal increment (decrement) – net		
Land	3,902	3,689
Buildings	241,085	1,919
Machinery	5,365,065	-
Facilities	10,700	126,348

The increment from the appraisal was recorded in the account as unrealized increment per assets appraisal and was included as part of shareholders' equity. The decrease was recorded in the statement of income for the year the revaluation was performed.

The method of appraisal for the value of buildings, machinery, berth and facilities was the depreciated replacement cost to reflect the unexpired service potential of the assets with regard to age and condition.

In addition, the Company and such subsidiary has evaluated the recoverable amounts by using the discounted cash flow method, and have determined that the recoverable amounts to be higher than the appraisal values from such depreciated replacement cost basis.

The Company and such subsidiary have a policy to review and adjust the depreciated appraisal value of assets on a periodic basis.

As at March 31, 2006 and December 31, 2005, the Company, a subsidiary and a related company have recorded unrealized appraisal increment for assets and recognized unrealized increment per assets appraisal in shareholders' equity as follows:

CONSOLIDATED AND THE COMPANY ONLY
"Unaudited"
March 31, 2006

	Land	Building	Machinery	Berth and Berth Facilities	Total
	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Unrealized increment per assets appraisal of :					
The Company	3,902	173,879	4,268,381	6,172	4,452,334
The subsidiary	1,706	235	-	128,939	130,880
The related company	-	-	561,621	-	561,621
	5,608	174,114	4,830,002	135,111	5,144,835

	CONSOLIDATED AND THE COMPANY ONLY				
	December 31, 2005				
	Land	Building	Machinery	Berth and Berth Facilities	Total
	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Unrealized increment per assets appraisal of :					
The Company	3,902	178,946	4,327,983	6,699	4,517,530
The subsidiary	1,706	348	-	130,914	132,968
The related company	-	-	561,621	-	561,621
	5,608	179,294	4,889,604	137,613	5,212,119

6.3 The Company and the subsidiaries have the assets which are fully depreciated but are still in use as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005
	Baht'000	Baht'000	Baht'000	Baht'000
Cost of assets (excluded appraisal increase) before fully depreciated	423,700	407,964	283,873	286,781

6.4 Previously, the Company might be affected by the Supreme Court's verdict to demolish its building and structures, having the book value of Baht 20.8 million, located on the leased land under dispute. Subsequently, on September 29, 2005, the Supreme Court gave a decision to dismiss the case.

6.5 As at March 31, 2006 and December 31, 2005, the Company and subsidiary capitalized interest expenses incurred from loans for the construction projects as part of cost of assets in the total amount of Baht 114.64 million and Baht 98.0 million, respectively.

6.6 Fixed assets under finance lease and hire-purchase agreements

As at March 31, 2006 and December 31, 2005, property, plant and equipment included machinery and equipment in production line under finance leases with the cost value of Baht 559.82 million

As at March 31, 2006 and December 31, 2005, vehicles of the Company and subsidiary include cars acquired from hire-purchases which are still under installment in the amount of Baht 3.8 million and Baht 1.8 million, respectively.

.../6

7. INTANGIBLE ASSETS - NET

Intangible assets - net consist of the following :

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited" March 31, 2006 Baht'000	December 31, 2005 Baht'000	"Unaudited" March 31, 2006 Baht'000	December 31, 2005 Baht'000
Computer Software	74,097	3,999	73,240	3,142
Add Purchases during the year	1,036	70,098	1,036	70,098
Less Accumulated amortization	(4,090)	(2,226)	(3,951)	(2,108)
	71,043	71,871	70,325	71,132
Amortization for the year	1,864	2,147	1,843	2,062

8. OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited" March 31, 2006 Baht'000	December 31, 2005 Baht'000	"Unaudited" March 31, 2006 Baht'000	December 31, 2005 Baht'000
Deposits	45,884	44,775	42,667	42,609
Receivable from cancellation of shipbuilding contract	44,524	44,524	-	-
Others	8,424	8,424	-	-
	98,832	97,723	42,667	42,609
Less Allowance for doubtful account - Receivable from cancellation of shipbuilding contract	(44,524)	(44,524)	-	-
	54,308	53,199	42,667	42,609

Receivable from cancellation of shipbuilding contract represented the transaction of Prachuap Port Company Limited which cancelled the shipbuilding contract relating to the tugboats. The supplier agreed to return all the money paid of USD 3.81 million or Baht 167.96 million within fifteen installments from July 8, 2002 to March 8, 2007. From 2002 to March 31, 2006, the subsidiary received total repayment of USD 2.80 million or Baht 124.11 million. However, the subsidiary has provided for the allowance for doubtful debt in full for the remaining amount as at March 31, 2006 and December 31, 2005, due to the uncertainty of the recoverability.

.../7

9. BANK OVERDRAFTS AND SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

As at December 31, 2004, the Company had short-term trade financing facilities from financial institutions according to the loan agreement dated September 15, 2003 with a total maximum credit limit of Baht 17,000 million. The trade financing facilities included bank overdraft, letters of credit, trust receipts, promissory notes, bills discounted, packing credits and banks' letters of guarantee.

Subsequently, on August 31, 2005, such loan agreement had been revised of credit limit from maximum credit facilities of Baht 17,000 million to unlimited credit facilities and on October 5, 2005, the existing lenders and the new lenders had increased short-term trade financing facilities from Baht 17,000 million to Baht 27,550 million.

Such short-term loans are secured by the mortgage of land, buildings and machinery (see Note 6.1) and the assignment of insurance proceeds to the lenders including the pledge of raw materials and finished products owned by the Company (see Note 5).

As at March 31, 2006 and December 31, 2005, the Company has unused short-term credit facilities of Baht 6,277 million and Baht 5,926 million, respectively, from the revolving trade financing facilities.

As at March 31, 2006 and December 31, 2005, West Coast Engineering Co., Ltd, a subsidiary, has credit lines from banks for overdrafts and other credit facilities totaling Baht 5 million. Such credit lines are secured by the mortgage of land and structure and are guaranteed by the Company (see Notes 6.1 and 20.6).

10. LONG-TERM LOANS

Long-term loans consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited" March 31, 2006 Baht'000	**December 31, 2005 Baht'000**	**"Unaudited" March 31, 2006 Baht'000**	**December 31, 2005 Baht'000**
Loan repayable semi-annually from March 2005 onwards	5,348,000	5,432,000	5,348,000	5,432,000
Loan repayable semi-annually from June 2005 onwards	600,000	600,000	600,000	600,000
Loan repayable semi-annually from September 2005 onwards	960,000	980,000	960,000	980,000
Loan repayable monthly from April 2002 - May 2003 and semi-annually from June 2003 onwards	149,716	149,716	-	-
Loan repayable monthly from January 2006 onwards	606,074	612,000	-	-
Loan repayable in 2 installments from December 2007 onwards	45,000	45,000	-	-
	7,708,790	7,818,716	6,908,000	7,012,000
Less Current portion	(892,482)	(812,000)	(692,000)	(608,000)
	6,816,308	7,006,716	6,216,000	6,404,000
Add Difference of interest per effective interest rate and interest per debt restructuring agreement	2,523	2,649	-	-
	6,818,831	7,009,365	6,216,000	6,404,000

.../8

The Company and subsidiaries have long-term loan agreements as follows:

1. On September 15, 2003, the Company and the lending banks entered into the credit facilities agreement for long-term loans amounting to Baht 8,000 million which consist of convertible debentures of Baht 2,400 million, that were all converted into ordinary shares in December 2003, and long-term loan of Baht 5,600 million with 10 year maturity, interest rates at an average MLR less 1.5% per annum from the agreement date to the third year, at an average MLR less 1% per annum from the third year to the fifth year and at an average MLR less 0.5% per annum from the fifth year onwards being that such interest rates must not be less than interest rate of secured debentures (see Note 11) plus 0.75% per annum. The interest is payable quarterly and principal repayment will be increased proportionately and payable semi-annually starting from March 31, 2005.

   During the quarter ended September 30, 2004, the lending banks have reduced interest rates of long-term loans amounting to Baht 5,600 million from average MLR less 1.5% per annum to fixed rate at 3.5% per annum for the period of 6 months from August 1, 2004 to January 31, 2005. Subsequently, such lending banks have extended reduction period of interest rates of long-term loans to fixed rate at 4.31% per annum for the period of 55 days from February 1, 2005 to March 31, 2005.

2. On December 29, 2003, the Company and the existing lenders entered into the credit facility agreement for additional long-term loans with credit limit of Baht 2,000 million with 3.5-year maturity and fixed interest rate at 3.75% per annum. The interest is payable semi-annually and principal repayment is payable in an equal amount semi-annually starting from June 2005.

3. On September 11, 2003, the Company entered into a long-term loan agreement with a financial institution amounting to Baht 1,000 million with 10-year maturity, fixed interest rate at 4% per annum from the agreement date to September 30, 2008 and at an average MLR less 0.5% per annum from October 1, 2008 onwards. The interest is payable quarterly and principal repayment will be increased proportionately and payable semi-annually starting from September 30, 2005.

   All of the above loans are secured by the mortgage of land, buildings, machinery and the assignment of insurance proceeds to the lenders including the pledge of raw materials and finished products owned by the Company (see Notes 5 and 6.1).

   In addition, all three loan agreements contain certain covenants regarding the operations, financial ratios and financial position, maintenance of shareholders' equity in Prachuap Port Company Limited at not less than 51% of issued and paid up share capital of such subsidiary and prohibition of dividend payments higher than 60% of net income in each fiscal year and including the covenant on forbidding the Company to pledge its investment in share or create any obligation thereon. The Company thus has to comply with certain conditions contained in such loan agreements.

.../9

4. Prachuap Port Company Limited, a subsidiary, entered into the debt restructuring agreement with its lending bank on March 30, 1999 and an amendment agreement on June 30, 1999. Modification of the terms of debt included:

   4.1 Extension of all long-term and short-term principal loan amounts and reduction of interest thereof to a long-term loan in the amount of Baht 832.5 million with 9-year maturity, 3-year grace period of principal repayment with principal repayment monthly in the fourth year from April 2002 and principal repayment every 6 months starting from the fifth year on June 30, 2003 with interest payable monthly at interest rate below MLR of such bank during the first 7 years and thereafter at MLR of such bank.

   4.2 Modification of terms of payment of Baht 199 million accrued interest into Baht 86 million long-term loan with maturity of 3 years and 1 month, 2-year grace period for principal repayment, no interest charge during the whole life of loan and monthly principal repayment starting from the third year on April 30, 2001. The remaining Baht 113 million was considered as debt forgiveness, provided that such subsidiary complies with the terms of debt restructuring agreement and makes payments in full for the two portions of long-term loan.

   Subsequently, such subsidiary received the letter from the bank to forgive the debt of Baht 113 million, which was effective on October 1, 2003, therefore the subsidiary recognized such amount as gain from debt forgiven in the statement of income for the year ended December 31, 2003.

   Such loan was guaranteed by certain directors and the mortgage of land as collateral (see Note 6.1).

5. On September 5, 2003, such subsidiary entered into the new long-term loan agreement with a commercial bank totaling Baht 650 million with 6 year maturity, and bearing interest rate at 3 month fixed deposit rate of the bank plus 3%, 3.5%, 4% per annum for the first two years, the third year, and the fourth year onward, respectively. Interest is payable monthly and the grace period for principal is one and a half years, which was ended in February 2005. The first installment payment was due on the last working day of March 2005 and the following installment payment is payable at the end of each month. Such long-term loan is secured by the mortgage of land and building and expanding berth construction (see Note 6.1).

   On June 7, 2005, such subsidiary entered into an amendment of the above long-term loan agreement to change the grace period for the principal from one and a half years and the first installment payment which would be made on the last working day of March 2005 to be one year and ten months and the first installment was on the last working day of July 2005.

   Subsequently, on August 26, 2005, such subsidiary entered into another amendment of the above long-term loan agreement to change the grace period for principal from one year and ten months and the first installment payment which would be made on the last working day of March 2005 to be two years and four months and the first installment will be made on the last working day of January 2006.

   As at March 31, 2006 and December 31, 2005, such subsidiary made a withdrawal of such loan of Baht 612 million and had made a repayment of the loan of Baht 6 million for the quarter ended March 31, 2006.

   The above loan agreement contains certain covenants regarding the operations, financial ratios and financial position. The subsidiary thus has to comply with certain conditions contained in above loan agreement.

.../10

6. On March 21, 2005, West Coast Engineering Co., Ltd., a subsidiary, entered into the long-term loan agreement with a commercial bank totaling Baht 45 million with 3-year maturity, and bearing interest rates at an MLR average less 1% per annum for the first year, and at an MLR average less 0.5% per annum for the second year onward. The principal repayment will be made in two installments annually with the first installment of Baht 20 million and the second installment of Baht 25 million. The first installment will be due on the last working day of the second year after the date the first drawdown is made which is on March 31, 2007. The interest is payable monthly. Such long-term loan is secured by the mortgage of certain land and structure of the subsidiary and is guaranteed by the Company. As at March 31, 2006 and December 31, 2005, such subsidiary made a withdrawal of Baht 45 million of such loan (see Notes 6.1 and 20.6).

11. DEBENTURES

Debentures consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited" March 31, 2006 Baht'000	**December 31, 2005 Baht'000**	**"Unaudited" March 31, 2006 Baht'000**	**December 31, 2005 Baht'000**
Debentures	2,170,000	2,530,000	2,170,000	2,530,000
Less Current portion	(720,000)	(720,000)	(720,000)	(720,000)
	1,450,000	1,810,000	1,450,000	1,810,000

On September 17, 2003, the Company had proceeds from sales of debentures to institutional investors totaling Baht 4,000 million with detail as follows:

1. Secured amortizing debentures No. 1 series 1 of 1,800,000 units with total value of Baht 1,800 million with 3.5 years maturity, which principal was to be equally redeemed semi-annually starting from March 17, 2005 and will be due in 2007. The interest rate is fixed at 3.5% per annum and payable semi-annually.

   Secured amortizing debentures No. 1 series 2 of 1,450,000 units with total value of Baht 1,450 million with 4.5 years maturity, which principal will be equally redeemed semi-annually starting from September 17, 2007 and will be due in 2008. The interest rate is floated at the average of 6-month fixed deposit rates of 4 commercial banks plus 2.75% per annum and payable semi-annually.

2. Secured debentures No. 2 of 750,000 units with total value of Baht 750 million with 5 years maturity after issuing date of debentures, which will be due in 2008. The interest rate is floated at the average of 6-month fixed deposit rates of 4 commercial banks plus 3% per annum and payable semi-annually.

   Subsequently on April 23, 2004, the Company redeemed certain portion of such secured debentures of 600,000 units with total face value of Baht 600 million in the amount of Baht 595 million and on August 23, 2004, the Company redeemed the remaining portion of such secured debentures of 150,000 units with total face value of Baht 150 million in the amount of Baht 149 million. Therefore, secured debentures No. 2 had no outstanding balance since December 31, 2004.

The debentures are secured by the mortgage of land, buildings, and machinery (see Note 6.1). The proceeds from these debentures were used to repay a portion of long-term loans under restructuring debts agreement and/or invested in expansion project.

.../11

12. LIABILITIES UNDER FINANCE LEASE AGREEMENTS

Total minimum lease payments and their present value of liabilities under finance lease agreements consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited" March 31, 2006 Baht'000	December 31, 2005 Baht'000	"Unaudited" March 31, 2006 Baht'000	December 31, 2005 Baht'000
Within one year	117,295	118,813	117,295	118,813
One to four years	519,725	548,480	519,725	548,480
Total minimum lease payments	637,020	667,293	637,020	667,293
Less Interest expense	(79,730)	(88,940)	(79,730)	(88,940)
Present value of minimum lease payments	557,290	578,353	557,290	578,353
Less Current portion	(83,995)	(84,095)	(83,995)	(84,095)
Liabilities under finance lease agreements	473,295	494,258	473,295	494,258

13. LEGAL RESERVE

Under the Public Companies Act B.E. 2535, the Company is required to set aside as a legal reserve at least 5 percent of its net income after accumulated deficit brought forward (if any) until the reserve is not less than 10 percent of the authorized capital.

14. DIVIDEND PAYMENT

On April 5, 2005, the Ordinary Shareholders' Meeting No.16 approved dividend payment for the period from July to December 2004, to be paid to the shareholders at Baht 0.05 per share. The Company paid such dividend on May 4, 2005.

On October 18, 2005, the Board of Directors' Meeting No. 10/2548 of Prachuap Port Co., Ltd., a subsidiary, approved an interim dividend payment for the first half of 2005 at Baht 2.50 per share. The subsidiary paid such dividend on December 6, 2005.

15. COST OF THE SALES OF GOODS

For the quarter ended March 31, 2005, cost of the sales of goods included expenses of Baht 92.69 million which incurred during plant shutdown for expansion of production capacity.

.../12

16. FOREIGN EXCHANGE RISK MANAGEMENT

As at March 31, 2006 and December 31, 2005, assets and liabilities in foreign currencies consist of the following:

		CONSOLIDATED AND THE COMPANY ONLY	
		"Unaudited" March 31, 2006	December 31, 2005
Assets	- US Dollar	13,009,329	13,168,486
Liabilities	- US Dollar	36,145,702	50,418,952
	- Italian Lira	1,770,995	51,770,995
	- Yen	37,600	8,035,600
	- Euro	778,559	1,850,321
	- Singapore Dollar	69,854	200,944

As at March 31, 2006, the Company entered into hedging contracts to cover existing and committed assets of USD 3.4 million which are due for receipt in 2006 and entered into hedging contracts for existing and committed liabilities of USD 48.6 million which are due in 2006.

As at December 31, 2005, the Company entered into hedging contracts to cover existing and committed assets of USD 34.6 million which are due for receipt in 2006 and entered into hedging contracts for existing and committed liabilities of EUR 0.3 million which are due in 2006.

17. TRANSACTIONS WITH RELATED PARTIES

The Company and subsidiaries have transactions with related parties. These parties are investee companies having mutual directors or companies which directors are major shareholders and/or have common directors. The financial statements reflect the effects of these transactions which are in the ordinary course of business with detail as follows:

	Types of business	Relationship March 31, 2006	Relationship December 31, 2005
Subsidiary companies			
West Coast Engineering Co., Ltd.	Maintenance service	Subsidiary company	Subsidiary company
Prachuap Port Co., Ltd.	Deep-sea port service	Subsidiary company	Subsidiary company
Related parties			
Thai Coated Steel Sheet Co., Ltd.	Producer of electro-galvanized coils	Shareholder and the common directorship is shared by SSI's director (s)	Shareholder and the common directorship is shared by SSI's director (s)
Thai Cold Rolled Steel Sheet Pcl.	Producer of cold rolled coils	Shareholder and the common directorship is shared by director (s) of SSI's subsidiary	Shareholder and the common directorship is shared by director (s) of SSI's subsidiary

	Types of business	Relationship March 31, 2006	Relationship December 31, 2005
Bangsaphan Transport Co., Ltd.	Transport services	The common directorship is shared by SSI's director (s) and the direct and indirect aggregated shareholding by SSI's director (s)	The common directorship is shared by SSI's director (s) and the direct and indirect aggregated shareholding by SSI's director (s)
Bangsaphan Barmill Pcl.	Producer of round steel bars and deformed steel bars	The common directorship is shared by SSI's director (s) and the direct and indirect aggregated shareholding by SSI's director (s)	The common directorship is shared by SSI's director (s) and the direct and indirect aggregated shareholding by SSI's director (s)
B.S. Metal Co., Ltd.	Trader of metal products	The common directorship is shared by SSI's director (s) and the direct and indirect aggregated shareholding by SSI's director (s)	The common directorship is shared by SSI's director (s) and the direct and indirect aggregated shareholding by SSI's director (s)
Sahaviriya Plate Mill Co., Ltd.	Producer of hot rolled coil plate	The common directorship is shared by SSI's director (s) and the direct and indirect aggregated shareholding by SSI's dirctor (s)	The common directorship is shared by SSI's director (s) and the direct and indirect aggregated shareholding by SSI's dirctor (s)
Prapawit Building Property Co., Ltd. (formerly Prapawit Co., Ltd.)	Lessor of office building space	The common directorship is shared by SSI's director (s) and the aggregated shareholding by SSI's director (s)	The common directorship is shared by SSI's director (s) and the aggregated shareholding by SSI's director (s)
Western Housing Co., Ltd.	Room rental services	The common directorship is shared by SSI's director (s) and the aggregated shareholding by SSI's director (s)	The common directorship is shared by SSI's director (s) and the aggregated shareholding by SSI's director (s)
Four Star Marine Co., Ltd.	Marine transport services	-	The common directorship is shared by director (s) of SSI's subsidiary and the aggregated shareholding by close relatives of director (s) of SSI's subsidiary
Sahaviriya Steel Group Co., Ltd.	Internet and hotline services	The common directorship is shared by SSI's director (s) and the direct and indirect aggregated shareholding by SSI's director (s)	The common directorship is shared by SSI's director (s) and the direct and indirect aggregated shareholding by SSI's director (s)
Central Maritime Co., Ltd.	Marine transport services	-	The common directorship is shared by director (s) of SSI's subsidiary and the aggregated shareholding by director (s) of SSI's subsidiary

.../14

	Types of business	Relationship March 31, 2006	Relationship December 31, 2005
C.A.R. Services Co., Ltd.	Transport services	The direct and indirect aggregated shareholding by SSI's director (s)	The direct and indirect aggregated shareholding by SSI's director (s)
Sahaviriya Panich International Co., Ltd.	Trader of metal products	The common directorship is shared by SSI's director (s) and the direct and indirect aggregated shareholding by SSI's dirctor (s)	The common directorship is shared by SSI's director (s) and the direct and indirect aggregated shareholding by SSI's dirctor (s)
Bangpakong Metal Co., Ltd.	Trader of metal products	-	The indirect aggregated shareholding by SSI's director (s)
Line Transport Co., Ltd.	Transport services	The common directorship is shared by director(s) of SSI's subsidiary and the direct and indirect aggregated shareholding by SSI's director (s)	The direct and indirect aggregated shareholding by SSI's director (s)
B.P. Wire Rod Co., Ltd.	Producer of wire rod	The direct and indirect aggregated shareholding by SSI's director (s)	The direct and indirect aggregated shareholding by SSI's director (s)
Bangpakong Lighter Co., Ltd.	Marine transport services	The common directorship is shared by director(s) of SSI's subsidiary and the direct and indirect aggregated shareholding by SSI's director (s)	The common directorship is shared by director(s) of SSI's subsidiary and the direct and indirect aggregated shareholding by SSI's director (s)

17.1 Investments in subsidiary, associated and related parties

	Types of business	Relationship	Issued and paid up capital	% of Shareholding	Cost	Equity	Consolidated	Dividend Amount
					"Unaudited" March 31, 2006			
			Baht'000		Baht'000	Baht'000	Baht'000	Baht'000
Subsidiary companies								
West Coast Engineering Company Limited	Maintenance services	Shareholder	75,000	99.99	75,000	115,162	-	-
Prachuap Port Company Limited	Deep - sea port services	Shareholder	400,000	51.00	204,000	825,099	-	-
					279,000	940,261	-	-
Related companies								
Thai Coated Steel Sheet Company Limited	Producer of electro - galvanized coils	Shareholder	2,206,900	3.70	293,999	-	293,999	-
Thai Cold Rolled Steel Sheet Public Company Limited	Producer of cold rolled coils	Shareholder	10,703,000	8.77	938,125	-	938,125	-
					1,232,124	-	1,232,124	-
Less Allowance for impairment					(670,503)	-	(670,503)	-
					561,621	-	561,621	-

	Types of business	Relationship	Issued and paid up capital	% of Shareholding	December 31, 2005 Cost	Equity	Consolidated	Dividend Amount
			Baht'000		Baht'000	Baht'000	Baht'000	Baht'000
Subsidiary companies								
West Coast Engineering Company Limited	Maintenance services	Shareholder	75,000	99.99	75,000	98,069	-	-
Prachuap Port Company Limited	Deep - sea port services	Shareholder	400,000	51.00	204,000	813,258	-	51,000
					279,000	911,327	-	51,000
Related companies								
Thai Coated Steel Sheet Company Limited	Producer of electro - galvanized coils	Shareholder	2,206,900	3.70	293,999	-	293,999	-
Thai Cold Rolled Steel Sheet Public Company Limited	Producer of cold rolled coils	Shareholder	10,703,000	8.77	938,125	-	938,125	-
					1,232,124	-	1,232,124	-
Less Allowance for impairment					(670,503)	-	(670,503)	-
					561,621	-	561,621	-

17.2 Loans and advances between the Company and subsidiary, associated and related parties

	Balance as at December 31, 2005	Additions	Repayments/ Settlements	"Unaudited" Balance as at March 31, 2006
	Baht'000	Baht'000	Baht'000	Baht'000
CONSOLIDATED				
Advances				
Related parties	3,971	54	80	3,945
Total	3,971	54	80	3,945
THE COMPANY ONLY				
Advances				
Subsidiary company	4	17	20	1
Related parties	3,971	54	80	3,945
Total	3,975	71	100	3,946

17.3 Other transactions

Balances with related parties in the balance sheets as at December 31, are mainly as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	March 31, 2006 Baht'000	**December 31, 2005 Baht'000**	**March 31, 2006 Baht'000**	**December 31, 2005 Baht'000**
Accounts and notes receivable – net				
Related parties				
Thai Cold Rolled Steel Sheet Pcl.	77,407	5,001	71,349	-
B.S. Metal Co., Ltd.	1,698,276	2,128,478	1,698,052	2,128,478
Sahaviriya Panich International Co., Ltd.	459,827	155,237	459,827	155,237
Other related parties	3,673	841	-	-
	2,239,183	2,289,557	2,229,228	2,283,715
Other receivables				
Subsidiary company				
West Coast Engineering Co., Ltd.	-	-	411	388
Related parties				
Other related parties	622	478	-	-
	622	478	411	388
Other current assets - others				
Subsidiary company				
West Coast Engineering Co., Ltd.	-	-	418	341
Related parties				
Thai Coated Steel Sheet Co., Ltd.	7,437	5,151	7,437	5,151
Bangsaphan Barmill Pcl.	6,443	3,616	6,443	3,616
Other related parties	1,105	1,252	443	726
	14,985	10,019	14,323	9,493
	14,985	10,019	14,741	9,834
Other assets				
Related parties				
Prapawit Building Property Co., Ltd. (formerly Prapawit Co., Ltd.)	4,408	4,408	3,591	3,591

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005
	Baht'000	Baht'000	Baht'000	Baht'000
Trade accounts payable				
Subsidiary companies				
West Coast Engineering Co., Ltd.	-	-	42,194	38,602
Prachuap Port Co., Ltd.	-	-	39,429	70,988
	-	-	81,623	109,590
Related parties				
Line Transport Co., Ltd.	25,626	26,256	25,626	26,256
Bangsaphan Transport Co., Ltd.	3,947	4,334	3,907	4,179
Four Star Marine Co., Ltd.	-	3,604	-	3,604
Sahaviriya Panich International Co., Ltd.	-	5,612	-	5,612
Other related parties	1,529	980	1,529	951
	31,102	40,786	31,062	40,602
	31,102	40,786	112,685	150,192
Other accounts payable				
Subsidiary companies				
West Coast Engineering Co., Ltd.	-	-	8,845	4,551
Related parties				
Sahaviriya Panich International Co., Ltd.	3,013	-	-	-
Other related parties	1,332	86	-	-
	4,345	86	8,845	4,551
Accrued expenses				
Subsidiary companies				
West Coast Engineering Co., Ltd.	-	-	10,354	10,844
Prachuap Port Co., Ltd.	-	-	1,225	6,801
	-	-	11,579	17,645
Related parties				
Bangsaphan Transport Co., Ltd.	20,200	12,648	20,200	12,648
Line Transport Co., Ltd.	7,264	3,970	7,264	3,970
Bangpakong Lighter Co., Ltd.	50,054	39,996	50,054	39,996
C.A.R. Service Co., Ltd.	19,081	-	19,081	-
Other related parties	1,530	2,106	1,530	2,106
	98,129	58,720	98,129	58,720
	98,129	58,720	109,708	76,365

Transactions with related parties in the statements of income for the years ended December 31, are mainly as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"			
	For quarters ended March 31,			
	2006	2005	2006	2005
	Baht'000	Baht'000	Baht'000	Baht'000
Sales				
Related parties				
Thai Cold Rolled Steel Sheet Pcl.	279,130	525,914	279,130	525,907
B.S. Metal Co., Ltd.	1,139,306	356,607	1,139,290	356,575
Sahaviriya Panich International Co., Ltd.	1,293,527	1,119,209	1,293,527	1,119,209
Bangpakong Metal Co., Ltd.	-	540,980	-	540,980
Other related parties	4	13	-	-
	2,711,967	2,542,723	2,711,947	2,542,671
Service income				
Related parties				
Thai Cold Rolled Steel Sheet Pcl.	9,991	20,405	-	-
Bangsaphan Barmill Pcl	2,468	11,328	-	-
Bangsaphan Transport Co., Ltd.	-	1,037	-	-
Other related parties	1,226	730	-	-
	13,685	33,500	-	-
Other income				
Subsidiary companies				
West Coast Engineering Co., Ltd.	-	-	125	345
Related parties				
Other related parties	438	95	346	59
	438	95	471	404
Purchases of goods and services				
Subsidiary companies				
West Coast Engineering Co., Ltd.	-	-	86,060	71,819
Prachuap Port Co., Ltd.	-	-	15,077	61,140
	-	-	101,137	132,959
Related parties				
Line Transport Co., Ltd.	60,262	-	60,218	-
Bangsaphan Transport Co., Ltd.	-	21,570	-	21,570
Four Star Marine Co., Ltd.	-	20,967	-	20,967
Other related parties	2,132	1,662	2,084	1,662
	62,394	44,199	62,302	44,199
	62,394	44,199	163,439	177,158

.../19

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"			
	For quarters ended March 31,			
	2006	2005	2006	2005
	Baht'000	Baht'000	Baht'000	Baht'000
Selling and administrative expenses				
Subsidiary company				
Prachuap Port Co., Ltd.	-	-	4,202	3,404
Related parties				
Bangsaphan Transport Co., Ltd.	402	50,191	273	49,359
Prapawit Co., Ltd.	3,217	3,304	2,792	2,536
Four Star Marine Co., Ltd.	-	1,087	-	1,087
Sahaviriya Panich International Co., Ltd.	615	-	615	-
Line Transport Co., Ltd.	14,218	-	14,218	-
Bangpakong Lighter Co., Ltd.	40,178	-	40,178	-
C.A.R. Service Co., Ltd.	19,614	-	19,614	-
Other related parties	520	552	405	550
	78,764	55,134	78,095	53,532
	78,764	55,134	82,297	56,936

The Company has policies to sell the products to shareholders' group and related parties at the same price sold to the third party which is subject to purchased volumes and related marketing factors.

Other income, which is fine charged for delayed payments, is fixed by the management at the funding cost. Other income from sale of scrap material is realized based on scrap weight and at the price determined by the Company.

Transportation expenses which are recorded as production cost are payable at the rates agreed in the transportation agreement based on cargo weight and distance.

Selling and administrative expenses which are domestic freights are charged at the rates as agreed in the transportation agreement based on cargo weight and distance. Rent of the office and warehouse are as agreed under the lease agreement. Service charge for employees' accommodation is fixed on a year by year basis as agreed with the owner.

Prachuap Port Company Limited charges for port services rendered to the Company, related parties and third parties at the rates as determined by the Ministry of Transportation and subject to service volumes and related marketing factors.

West Coast Engineering Company Limited charges the fees for maintenance related services rendered to the Company at the rates as agreed in the long-term maintenance service agreement of which the terms can be modified according to business circumstances and to related parties and third parties at terms and conditions normally applicable to transactions of the same nature.

.../20

18. ADDITIONAL DISCLOSURE FOR QUALITY OF ASSETS

As at March 31, 2006, the Company and a subsidiary have customers who defaulted on payments. The following summarizes such accounts receivable aging:

	CONSOLIDATED		THE COMPANY ONLY	
	Number of Accounts	Amount Baht'000	Number of accounts	Amount Baht'000
3-6 months	4	200,884	1	200,460
6-12 months	19	373	-	-
Over 12 months	4	283,809	4	283,809
Total		485,066		484,269
Allowance for doubtful accounts recorded		283,809		283,809

As at December 31, 2005, the Company and a subsidiary had customers who defaulted on payments. The following summarizes such accounts receivable aging:

	CONSOLIDATED		THE COMPANY ONLY	
	Number of Accounts	Amount Baht'000	Number of accounts	Amount Baht'000
3-6 months	4	575	-	-
6-12 months	22	334	-	-
Over 12 months	4	283,809	4	283,809
Total		284,718		283,809
Allowance for doubtful accounts recorded		283,809		283,809

19. BUSINESS SEGMENT INFORMATION

Business segment information for the Company and subsidiaries is as follows:

	Types of business	Revenues and other income		Net income		Assets employed	
		"Unaudited"				"Unaudited"	
		For the quarters ended March 31,				March 31,	December 31,
		2006	2005	2006	2005	2006	2005
		Baht'000	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Sahaviriya Steel Industries Public Company Limited	Manufacturer of hot rolled coils	6,566,239	7,713,008	46,025	560,547	46,970,151	49,687,808
West Coast Engineering Company Limited	Maintenance Services	109,984	131,723	16,683	31,941	272,099	256,624
Prachuap Port Company Limited	Deep-sea port services	44,779	129,463	10,570	40,135	2,571,502	2,563,096
		6,721,002	7,974,194	73,278	632,623	49,813,752	52,507,528
Less Inter-company transactions		(148,416)	(189,577)	(13,870)	(66,194)	(1,178,762)	(1,191,840)
		6,572,586	7,784,617	59,408	566,429		
Less Minority interest in net income				(13,383)	(5,882)		
Net income				46,025	560,547		
Total assets						48,634,990	51,315,688

.../21

20. COMMITMENTS, LETTERS OF GUARANTEE AND CONTINGENCIES

20.1 The Company has capital commitments regarding the agreements for construction of plant, purchases of machinery and equipment including Pickling and Oiling Plant Project, Capacity Expansion Project and other commitments amounting to approximately Baht 231.43 million, USD 8.09 million and EUR 1.99 million as at March 31, 2006 and Baht 231.05 million, USD 7.03 million and EUR 3.21 million as at December 31, 2005.

The Company has commitments to banks regarding the outstanding letters of credit amounting to approximately USD 34.09 million as at March 31, 2006 and USD 1.05 million and EUR 0.33 million as at December 31, 2005.

The two subsidiaries have capital commitments regarding capital expenditure, construction contracts and other commitments totaling approximately Baht 56.30 million and Baht 35.85 million as at March 31, 2006 and December 31, 2005, respectively.

20.2 The Company and subsidiaries have letters of guarantee issued by banks on their behalf amounting to approximately Baht 370.35 million and Baht 903.18 million as at March 31, 2006 and December 31, 2005, respectively which are in the normal course of business.

20.3 On April 9, 2003, Pongprasasana Sub-district Office filed a lawsuit against the Company to claim for fee of usage of water from Bangsaphan Dam with the claim of approximately Baht 19 million. On May 30, 2003, the Company defended to the court that the Pongprasasana Sub-district Office had no legal power to administer the collection of water usage fee and had no right to file the lawsuit to the Court. Subsequently, on September 14, 2005, both parties entered into a compromise agreement and Pongprasasana Sub-district Office agreed to cancel any claim for fee of usage of water from the Company.

20.4 Previously, the Company was sued by the Forestry Department in a civil case regarding the project of constructing road to the berth in the amount of approximately Baht 4.9 million. Subsequently, on September 1, 2005, the Prachuapkirikan Provincial Court gave a decision for the Company to pay claims of Baht 2 million plus 7.5% interest since the sued date by the Forestry Department. The cases are pending at the Appeal Court.

20.5 Previously in March 2004, the Company was the co-defendant at the Bangkok South Civil Count in two civil cases involving the total claims of Baht 126 million as a result of incorrect issuing of bills of lading by forwarding agents. Subsequently in July 2005, two plaintiffs from such cases had sued the Company to the Central Intellectual property and International Trade Court which has jurisdiction to the cases. The total claim is approximately Baht 80 million. In December 2005, the Central Intellectual Property and International Trade Court has combined the two cases due to having the same dispute. The cases are pending at the Central Intellectual Property and International Trade Court.

20.6 As at March 31, 2006 and December 31, 2005, a subsidiary has bank overdrafts and other credit facilities totaling Baht 5 million and has long-term loan of Baht 45 million which are guaranteed by the Company (see Notes 9 and 10).

21. APPROVED OF INTERIM FINANCIAL STATEMENTS

These interim financial statements have been approved by the authorized director for issue on May 10, 2006.